Exhibit 99.1
Notice of Annual and Special Meeting of Shareholders
and
Management Information Circular
March 28, 2011

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(Continued)

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(Continued)

GOLDCORP INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (“Goldcorp” or the “Company”) will be held at the Pan Pacific Hotel, Crystal Ballroom, 300 – 999 Canada Place, Vancouver, British Columbia on Wednesday, May 18, 2011 at 10:00 a.m. (Vancouver time), for the following purposes:
(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2010 and the report of the auditors thereon;

(b)	To elect directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(d)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amended and restated stock option plan for the Company, as more particularly described in the accompanying Management Information Circular;

(e)	To consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the articles of the Company, as more particularly described in the accompanying Management Information Circular;

(f)	To consider the shareholder proposal set out in Schedule “C” to the accompanying Management Information Circular; and

(g)	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a Management Information Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the year ended December 31, 2010. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the year ended December 31, 2010 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.
Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.
The Board of Directors of the Company has by resolution fixed the close of business on March 28, 2011 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.
The Board of Directors of the Company has by resolution fixed 10:00 a.m. (Vancouver time) on May 16, 2011, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.

If you have any questions relating to the Meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-800-775-4067 toll free in North America or call collect at (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.
DATED at Vancouver, British Columbia this 28th day of March, 2011.

By Order of the Board of Directors
“Ian Telfer”
Ian W. Telfer
Chairman of the Board

COMMONLY ASKED QUESTIONS AND ANSWERS – VOTING AND PROXIES
Q.	Who is soliciting my proxy?

A.	The management of Goldcorp Inc. (“Goldcorp” or the “Company”) is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and Kingsdale Shareholder Services Inc., the Company’s outside proxy solicitation agency. The cost of solicitation will be borne by the Company.

Q.	Who is Kingsdale?

A.	The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States.

Kingsdale may be contacted

by mail at:	The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario M5X 1E2

by email at:	contactus@kingsdaleshareholder.com

by toll free telephone in North America at:	1-800-775-4067

by telephone call collect outside North America at:	416-867-2272

by toll free facsimile at:	1-866-545-5580
Q.	Who is entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Goldcorp as of the close of business on March 28, 2011. Each common share is entitled to one vote.

Q.	When are proxies due?

A.	Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Vancouver time) on May 16, 2011, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays).

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this Management Information Circular, other than the approval of the amendment to the articles of the Company, which requires two-thirds of the votes cast, in person or represented by proxy.

Q.	How do I vote?

A.	If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form or online at the website indicated on the form.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see the question and answer below.

Q.	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.	If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including these meeting materials and either a form of proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.

Q.	What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.	As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted.

Q.	What happens if I want to attend the meeting and vote in person?

A.	If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the meeting, CIBC Mellon Trust Company (“CIBC Mellon”). Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the meeting. You should present yourself to a representative of CIBC Mellon upon arrival at the meeting.

Q.	Should I sign the form of proxy enclosed with this Management Information Circular?

A.	If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.	What if my shares are registered in more than one name or in the name of a company?

A.	If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact CIBC Mellon prior to submitting your form of proxy.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.	Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the meeting, present themselves to a representative of CIBC Mellon.

Q.	Where do I send my completed proxy?

A.	You should send your completed proxy to:

CIBC Mellon Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1

or by fax to: 416-368-2502

or online at: www.eproxyvoting.com/goldcorp
Q.	Can I change my mind once I send my proxy?

A.	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:
1.	completing and signing another form of proxy bearing a later date, and delivering it to CIBC Mellon; or

2.	delivering a written statement, signed by you or your authorized attorney to:
(a)	the registered office of Goldcorp located at 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein, at any time up to and including May 17, 2011 or, if the meeting is adjourned, the business day preceding the day to which the meeting is adjourned; or

(b)	the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or, if the meeting is adjourned, the day to which the meeting is adjourned.
If you are a non-registered shareholder, contact your nominee.

Q.	How will the shares be voted if I send my proxy?

A.	The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your proxy but do not specify how you wish to vote, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted as follows:
(a)	FOR the election of directors of the Company as set out in this Management Information Circular;

(b)	FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(c)	FOR the resolution approving an amended and restated stock option plan for the Company;

(d)	FOR the resolution amending the articles of the Company; and

(e)	AGAINST the shareholder proposal attached as Schedule “C” to this Management Information Circular.
Q.	What if amendments are made to these matters or if other matters are brought before the meeting?

A.	If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the form of proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the

Notice of Annual and Special Meeting of Shareholders of Goldcorp, and with respect to other matters which may properly come before the meeting. As of the date of this Management Information Circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I am a registered shareholder and do not submit a proxy?

A.	As a registered shareholder, if you do not submit a proxy prior to 48 hours before the meeting or you do not attend and vote at the meeting, your shares will not be voted on any matter that comes before the meeting.

Q.	Who counts the votes?

A.	A scrutineer, employed by the Company’s registrar and transfer agent, CIBC Mellon, will count the votes and report the results to the Company.

Q.	If I need to contact CIBC Mellon Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A.	You can contact the Company’s registrar and transfer agent:

by mail at:	CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

by toll free telephone
in North America at:	1-800-387-0825

by telephone
outside North America at:	416-643-5500

by fax at:	416-643-5501

GOLDCORP INC.
MANAGEMENT INFORMATION CIRCULAR
EXCHANGE RATE
Unless otherwise stated, the information contained in this Management Information Circular is as of March 28, 2011. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at the exchange rate of C$1.00 = US$0.9709, being the average annual exchange rate for Canadian dollars in terms of United States dollars for the year ended December 31, 2010.
GENERAL PROXY INFORMATION
Solicitation of Proxies
This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (“Goldcorp” or the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this Management Information Circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-800-775-4067. The cost of solicitation will be borne by the Company.
The Board of Directors of the Company (the “Board”) has fixed the close of business on March 28, 2011 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Vancouver time) on May 16, 2011, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 10:00 a.m. (Vancouver time) on May 16, 2011, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below other than the shareholder proposal attached as Schedule “C” to this Management Information Circular, which will be voted against. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Management Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this Management Information Circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
1.	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
2.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 28, 2011, 798,683,783 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 28, 2011. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Goldcorp is a leading gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold and copper mine (37 1/2% interest) in Argentina, the El Sauzal and Los Filos gold mines and the Peñasquito gold, silver, lead and zinc mine in Mexico, the Marlin gold and silver mine in Guatemala, and the Marigold (67% interest) and Wharf gold mines in the United States of America. Significant development projects include the expansion of the existing Red Lake Gold Mine, the Camino Rojo gold project in Mexico, the El Morro project (70% interest) in Chile, the Cerro Negro project in Argentina, the Éléonore gold project in Canada, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic.
Goldcorp is listed on the Toronto Stock Exchange (symbol: G) and the New York Stock Exchange (symbol: GG). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange (symbol: GGWS) and the Toronto Stock Exchange (symbol: G.WTG). Goldcorp is one of the world’s fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged. The Company’s strategy is to provide its shareholders with superior returns from high quality assets. As of the date of this Management Information Circular, Goldcorp has not hedged or sold forward any of its future gold production.
Further information about the Company, its operations, projects, corporate social responsibility, safety, environment and sustainability are available on its website at www.goldcorp.com. The Company’s website and the information contained therein or incorporated by reference therein are neither part of this Management Information Circular nor incorporated by reference herein.
Over the past several years, the worldwide mining boom has significantly increased the demand for executives with mining-related skills and experience. The talent supply in the mining business is very tight globally as fewer people have entered the mining industry over the past few decades. As a result, the Company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of Goldcorp’s executive compensation program.
The mining industry continues to strenghten. Merger activities in the industry and metals price appreciation have led to stronger competitors with substantial financial resources and robust production profiles. In addition, the industry continues to focus on cost containment. A compensation strategy that supports Goldcorp’s business strategy is therefore critical to the Company’s success and a key compensation objective. Goldcorp has designed its executive compensation program to emphasize performance-based incentives that reward its executives for the achievement of specific annual and long-term business goals.
Given the Company’s emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Goldcorp operates in a commodity business, with nearly all of its revenue, earnings and cash flow derived from the sale of gold and mineral by-products. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. For this reason, Goldcorp has designed its incentive programs to emphasize its long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance.
Precious metals companies create shareholder value by finding or acquiring, developing and mining valuable mineral deposits. Most of the time, this demands that these companies make substantial and sustained investment in exploration and pre-development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to emphasize long-term performance over short-term performance.
The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Company believes that it provides transparent and ample disclosure on executive compensation to allow its shareholders to understand the Company’s compensation program and objectives. The Board also believes that the Company’s current executive compensation program meets the objectives and requirements expected by the Company’s shareholders. In addition, the Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose. See “Contacting Goldcorp’s Board of Directors” on page 82.
Objectives of Compensation Program
The objectives of the Company’s compensation program are to attract, retain and inspire performance of members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.
Overview of Compensation Philosophy
The following executive compensation principles guide the Company’s overall compensation philosophy:
•	compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of experienced, high calibre executives in the highly competitive mining industry, while being fair and reasonable to shareholders;

•	compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives, both annual and long-term, in its compensation plans by emphasizing incentives in the total compensation mix;

•	compensation should be responsive to the commodity-based cyclical business environment by emphasizing operational performance, over performance measures that are more directly influenced by metals prices;

•	compensation programs should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives; and

•	compensation should be transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).
Overview of How Compensation Program Fits with Compensation Goals
1. Attract, Retain and Inspire Key Talent
The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:
•	A competitive cash compensation program, consisting of base salary and bonus opportunity that can vary based on company and individual performance.

•	A long-term incentive program consisting of PSUs, as defined on page 24.

•	Providing an opportunity to participate in the Company’s growth through stock options and share-based awards (RSUs, as defined on page 28) that vest over time.
2. Alignment of Interest of Management with Interest of the Company’s Shareholders
The compensation package meets the goal of aligning the interest of management with the interest of the Company’s shareholders through the following elements:
•	Through the grant of stock options, share-based awards (RSUs) and long-term incentives (PSUs), if the price of the Company’s shares increases over time, both executives and shareholders will benefit.

•	Providing a three-year vesting on stock options and share-based awards acts to retain executives and provides an incentive for management to increase the price of the Company’s shares over time, rather than focusing on short-term increases.

Compensation Review Process
Role of the Compensation Committee
The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a succession plan for executive officers and other members of senior management (collectively, “Executive Management”). The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive and meets the objectives of the Company’s executive compensation program.
The Compensation Committee reviews and recommends the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the full Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.
The Compensation Committee is comprised of four independent directors who are required to meet at least twice a year. The members of the Compensation Committee are Lawrence I. Bell (Chair), Peter J. Dey, P. Randy Reifel and A. Dan Rovig and have each served on this committee since November 2006, except for Mr. Reifel who was appointed to serve on the Compensation Committee on May 20, 2009 and Mr. Bell who was appointed to serve on the Compensation Committee on May 19, 2010. All of these members have experience in both public and private-sector executive compensation by virtue of their experience as current or former presidents and chief executive officers. The Board believes the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.
The Compensation Committee held four meetings during the year ended December 31, 2010. The following table outlines the main activities of the Compensation Committee at such meetings.

Agenda Items	Meeting Date

Review of terms of reference and checklist for the Compensation Committee	March 10, 2010
Review of report from Management Pension Committee
Review of SERP contributions for 2009
Towers Watson presentation on the short-term incentive plan, including proposed corporate performance targets for 2010 and performance measures and ranges; presentation on the PSU Plan
Review of short-term incentive plan, 2009 bonuses and 2010 salary recommendations
Review of succession plan
Review of share ownership requirement for Directors
Discussion of Compensation Committee work plan
Review and recommendations for 2009 bonus payment for Executive Management
Annual self-evaluation

Report of Towers Watson on 2010 Director and Chairman compensation review and 2010 executive compensation review	April 27, 2010; reconvened on April 28, 2010
Review of report from Management Pension Committee
Review of proposal on SERP plan amendment
Review of PSU Plan
Review and recommendations for 2010 executive salary and long-term incentives
Review and recommendations for 2010 Board, Chairman and Vice-Chairman and Lead Director compensation
Review and recommendations for 2010 of stock options, PSU (postponed) and RSU grants
Review board compensation for 2010
Review of proposed amendments to executive employment contracts
Review and recommendations for 2010 compensation for Executive Management

Agenda Items	Meeting Date

Review and recommendations for PSU Plan, including report from Towers Watson	July 27, 2010
Review and recommendations for stock options, RSU and PSU grants for newly appointed Executive Vice Presidents and an employee, and PSU grants for Executive Management
Review and recommendations for salary increase for two newly appointed Executive Vice Presidents
Review and recommendations for amendments to executive employment contracts
Receive report from Management Pension Committee
Review and recommendations to add additional Vice Presidents to the SERP plan

Review and acceptance of Towers Watson’s engagement letter	October 26, 2010
Review of compensation policies philosophy
Review of the number of boards in which executive management may participate
Review of investment criteria of pension plans and SERP
Recommendation for granting stock options

Summary of Compensation Committee Meetings held in 2010
There were three meetings of the Compensation Committee at which the 2010 executive compensation was addressed. On March 10, 2010, the Compensation Committee reviewed performance-based cash incentive recommendations for the year ended December 31, 2009 for two of the Named Executive Officers (as defined on page 35) and the Chief Executive Officer, which were approved by the Board on March 11, 2010. These bonuses were paid on March 31, 2010. The Compensation Committee also made recommendations for 2010 salaries for Executive Management other than the Chief Executive Officer and the two Executive Vice Presidents. The salary recommendations were approved by the Board on March 11, 2010, to be effective retroactively to January 1, 2010.
On April 27, 2010, the Compensation Committee met to review the independent compensation consultant’s report and the Chief Executive Officer’s recommendations to the Compensation Committee as to salary levels and stock-based compensation for two Executive Vice Presidents, the Board and Chairman of the Board. The Compensation Committee made recommendations to the Board and those recommendations were approved by the Board on April 28, 2010. The Compensation Committee made recommendations to the Board for the annual stock option grants for employees, for share-based award (RSU) grants for certain executive officers, which were approved by the Board on April 28, 2010. Stock options were priced and granted on May 10, 2010 based on the five-day volume-weighted average trading price as required by the Company’s stock option plan. Share-based awards (RSU) were granted on the same day as the stock options. For purposes of valuing total compensation, the deemed price for the share-based awards (RSUs) is the same as the exercise price of the options granted on that day. The Compensation Committee also reviewed and made recommendations to the Board for Mr. Jeannes’ 2010 annual compensation. The recommendations were approved by the Board on April 28, 2010.
On July 27, 2010, the Compensation Committee met to review the grant of stock options, share-based award (RSU) grants and performance-based award (PSU) grants for newly appointed Executive Vice Presidents and an employee and performance-based award (PSU) grants for the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the newly appointed Senior Vice Presidents. Stock options were priced and granted on August 10, 2010 based on the five-day volume-weighted average trading price as required by the Company’s stock option plan. Share-based awards (RSU) were granted on the same day as the stock option grants. For purposes of valuing total compensation, the deemed price for the share-based awards (RSUs) is the same as the exercise price of the options granted on that day. Performance-based awards (PSUs) were approved by the Board on July 28, 2010 and were granted effective August 3, 2010 for the performance period ending July 3, 2013.
Summary of Compensation Committee Meetings held in 2011
On February 1, 2011, the Compensation Committee met to review the terms of reference, goals and objectives of the Chief Executive Officer. The description of the Chief Executive Officer’s terms of reference was updated to include responsibilities that the Chief Executive Officer carried out in the past but was not formally included in the terms of reference including oversight of the Company’s Corporate Social Responsibility, Human Resources (including recommendations on executive compensation) and operating costs. In addition, the Compensation Committee reviewed the succession plan for senior executives and reviewed the terms of reference and checklist for the Compensation Committee. There were no changes made to the terms of reference at this meeting. The Compensation Committee confirmed the share ownership requirements for directors for 2011 would remain three times the annual cash retainer. At this meeting, the Compensation Committee received the report from Towers Watson on the look-back/look forward compensation of the Chief Executive Officer. The Compensation Committee reviewed the report of the Management Pension Committee and approved the addition of a new member to the SERP plan.
On February 24, 2011, the Compensation Committee met to review 2010 executive performance and to recommend to the Board the Named Executive Officers 2011 salary, the grant of stock options, share-based awards (RSUs), performance-based awards (PSUs) and 2010 annual performance-based cash incentive bonuses. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above. On February 24, 2011, the Board approved the recommendations of the Compensation Committee. Stock options were priced and granted on March 8, 2011 based on the five-day volume-weighted average trading price after the expiry of the blackout period, as required under the Company’s stock option plan. The stock options are exercisable at a price of C$48.16 ($49.58 converted at the exchange rate of C$1.00 = US$1.0295, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on March 8, 2011) per share and vest over a three year period, one-third on March 8, 2012, one-third on March 8, 2013 and one-third on March 8, 2014. The stock options will expire on March 8, 2016. Share-based award grants (RSUs) were granted on the same day as the stock option grants. For purposes of valuing total compensation, the deemed price for the share-based awards (RSUs) is the same as the exercise price of the options granted on that day. The restriction periods of the share-based awards will expire on March 8, 2012 as to one-third, on March 8, 2013 as to one-third and on March 8, 2014 as to one-third. The performance-based awards (PSUs) are effective March 8, 2011 with a performance period ending February 6, 2014. Payment of the annual performance-based cash incentive bonus amounts were made on March 15, 2011. See page 20 for further details.
Certain members of the Compensation Committee have also attended various seminars on executive compensation topics. For more details, refer to “Directors’ Continuing Education” table on page 60.
Role of the Executive Officers
The Company’s Chief Executive Officer and other executive officers have a role in executive compensation decisions, as follows:
•	the Chief Executive Officer makes recommendations to the Board regarding the Company’s annual business goals and objectives, which are approved by the Board and which provide the structure by which the annual goals and objectives of other executive officers and employees throughout the Company are aligned;
•	the Chief Executive Officer makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, target annual incentive awards and actual payouts, stock-based grants and long-term performance unit grants;
•	the Chief Executive Officer makes recommendations to the Compensation Committee regarding the Company’s annual and long-term quantitative goals and the annual qualitative goals for the other executive officers;
•	the Chief Executive Officer and other executive officers make recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary; however,
•	the Chief Executive Officer does not make recommendations with respect to his compensation package.
The Compensation Committee reviews the basis for the recommendations made to the Compensation Committee and exercises its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Role of the Independent Compensation Consultant
The Compensation Committee, in its sole discretion, is responsible for retaining compensation consultants. In making its decision, the Compensation Committee considered: (a) whether the compensation consultant provides other services to the Company; (b) the amount of fees, if any, received from the Company by the compensation consultant, as a percentage of the total revenue of the compensation consultant; (c) the policies and procedures of the compensation consultant, that are designed to prevent conflicts of interest; (d) whether the compensation consultant has a business or personal relationship with any member of the Compensation Committee; and (e) whether the compensation consultant owns Common Shares. Based on its evaluation of these factors, the Compensation Committee retained (i) Towers Watson as compensation consultants; and (ii) Mercer Human Resources Consulting (“Mercer”) as retirement plan and pension consultants, for the year ended December 31, 2010. The work of the compensation consultant or the retirement plan and pension consultants has not raised any conflict of interest.
The Compensation Committee has also established procedures that it considers adequate to ensure that Towers Watson’s advice to the Compensation Committee remains objective and it is not influenced by the Executive Management. These procedures include having: (i) a direct reporting relationship between the compensation consultant and the Compensation Committee; (ii) a requirement that work may only be performed by a compensation consultant with Executive Management if the Compensation Committee first determines that such work would not compromise the independence of the work being done with the Compensation Committee; (iii) the compensation consultant provide an annual update to the Compensation Committee regarding the compensation consultant’s financial relationship with Goldcorp, including a summary of all work performed for Goldcorp during the 12 preceding months; and (iv) the compensation consultant provides written assurances to the Compensation Committee that within the compensation consultant’s organization, the individual who is responsible for the services performed for the Board and the Compensation Committee has a reporting relationship and compensation determined separately from the compensation consultant’s other lines of business and their work for the Executive Management, if any.
For the year ended December 31, 2010, the Compensation Committee retained Towers Watson to provide information, analyses and advice regarding executive and director compensation, as described in this Management Information Circular. Towers Watson reports directly to the Chair of the Compensation Committee. With the consent of the Compensation Committee, Towers Watson has also concurrently served as a consultant to Executive Management, providing compensation advice and other related services on an as-needed basis.
On October 20, 2010, in accordance with its standard procedure, the Compensation Committee received a letter from Towers Watson confirming their independence and that the individual at Towers Watson who is responsible for the services provided to the Compensation Committee and the Board has a reporting relationship and compensation that is separate from Towers Watson’s other lines of business and their work for the Executive Management, if any. In addition, the letter confirmed that the individual primarily responsible for providing executive compensation advice to the Compensation Committee works in a different department and in a different office than the individual that provides services to the Executive Management.
At the Compensation Committee’s direction, Towers Watson worked with the Executive Management and the Compensation Committee to provide the following services for the Compensation Committee during the year ended December 31, 2010:
•	evaluation of the Chief Executive Officer’s compensation relative to peer industry participants;
•	evaluation of directors’ compensation relative to peer industry participants;
•	evaluation of key design features of the annual and long-term incentive programs relative to market;
•	advice to the Compensation Committee on Chief Executive Officer and other Named Executive Officer target award levels within the annual and long-term incentive programs; and
•	assessment of the alignment of compensation levels relative to Goldcorp’s compensation philosophy.

In the course of conducting its activities during the year ended December 31, 2010, Towers Watson attended two meetings of the Compensation Committee and presented its findings and recommendations for discussion by the Compensation Committee. The Chair of the Compensation Committee also had separate meetings with Towers Watson.
All of the recommendations to the Board with respect to determining the amount or form of executive and director compensation under the Company’s executive and director compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by Towers Watson.
The Compensation Committee is required to agree annually, and on an as-needed basis, with input from Executive Management and Towers Watson, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work. Going forward, all services provided by Towers Watson to the Company beyond its role as advisor to the Compensation Committee will require written pre-approval by the Chair of the Compensation Committee outlining the scope of work to be performed and the related fees. The Compensation Committee will not approve any such work that, in its view, could compromise the independence of Towers Watson as advisor to the Compensation Committee.
During the years ended December 31, 2010 and 2009, the following fees were paid by the Company to the Compensation Committee’s advisor:

		2010 Fees	2009 Fees
Advisor	Type of Work	($) (1)	($) (2)
Towers Watson	Advice regarding executive and director compensation	149,596	134,860

(1)	Converted to United States dollars at the average exchange rate for 2010 of C$1.00 = US$0.9709.

(2)	Converted to United States dollars at the average exchange rate for 2009 of C$1.00 = US$0.8756.
Additionally, during the years ended December 31, 2010 and 2009, the following fees were paid by the Company to Towers Watson for broad employee human resource consulting provided to management of the Company:

		2010 Fees	2009 Fees
Advisor	Type of Work	($) (1)	($) (2)
Towers Watson	Assistance with career frameworks, communication, compensation benchmarking and salary structure review	39,565	140,972

(1)	Converted to United States dollars at the average exchange rate for 2010 of C$1.00 = US$0.9709.

(2)	Converted to United States dollars at the average exchange rate for 2009 of C$1.00 = US$0.8756.
Elements of Executive Compensation
Guided by its executive compensation principles and policies, the Compensation Committee uses the following components in its executive compensation program.
For the year ended December 31, 2010, Goldcorp’s executive compensation program consisted of the following elements:

▪	base salary;
▪	annual performance-based cash incentives;
▪	long-term incentives consisting of PSUs (Long-Term Incentive);
▪	equity compensation consisting of stock options and share-based awards (RSUs) (Equity Compensation);
▪	retirement benefits, including the supplemental executive retirement plan, group RRSP/401(k) program; and
▪	other compensation, including perquisites such as additional medical and other benefits and the employee share purchase plan.
The specific rationale for design, determination of amounts and related information regarding each of these components are outlined below for each of the individuals included in the “Summary Compensation Table” on page 35 who are referred to as the “Named Executive Officers” or “NEOs” (as defined on page 35). Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley were NEOs of Goldcorp for the year ended December 31, 2010.

Element of Compensation	Summary and Purpose of Element

Base Salary	Base salaries form an essential element of the Company’s compensation mix as they are the base measure to compare and remain competitive relative to peer companies. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. See page 19 for further details.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives (i.e. bonuses) are a variable element of compensation designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company. These bonuses capture quantitative and qualitative assessments of performance. See page 20 for further details.

Long-term Incentives

● Performance Share Units (PSUs)	PSUs are a variable element of compensation based on specific performance criteria designed to align the interests of Executive Management with the interests of the Company’s shareholders. See page 24 for further details.

Equity Compensation

● Stock Options	Stock options are a variable element of compensation intended to reward the Executive Management for its success in achieving sustained, long-term profitability and increases in stock value. See page 26 for further details.

● Share-Based Awards (RSUs)	Share-based awards (RSUs) are a variable element of compensation intended to promote ownership of the shares of the Company by and serve to align the interests of Executive Management with the interests of the Company’s shareholders. See page 28 for further details.

Retirement Benefits

● Group RRSP/401(k) Program	The Group RRSP program for Canadian corporate employees and the 401(k) program for United States corporate employees allow employees to contribute amounts to their retirement savings plans which are matched by Goldcorp, up to certain limits and subject to the annual limitations established each year by the Canada Revenue Agency and the United States Internal Revenue Service. Participation in the plans is voluntary. See page 29 for further details.

Element of Compensation	Summary and Purpose of Element

● Supplemental Executive Retirement Plan	The Supplemental Executive Retirement Plan (the “SERP”) is designed to supplement registered retirement savings plan (“RRSP”) arrangements because the Income Tax Act (Canada) (the “Tax Act”) restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The purpose of the SERP is to recognize value or contribution to the Company and to provide an important element of retention by encouraging executives to remain with the Company. Participation in this plan is voluntary and is available to the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada. See page 30 for further details.

Other Compensation/Perquisites

● Medical Benefits	The Company’s executive employee benefit program includes life, medical, dental and disability insurance. Such benefits and other perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

● Employee Share Purchase Plan	The employee share purchase plan is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company. Participation in this plan is voluntary and is available to all employees of Goldcorp in Canada.
Goldcorp’s strategy is to provide a competitive total compensation package. Each element of this package is developed utilizing market data and ensures that Goldcorp attracts and retains experienced talented senior professionals. These elements represent standard offerings within senior gold producing companies.
NEO Target Pay Mix
Goldcorp’s direct compensation program has three key elements for its executive officers: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Goldcorp’s program has a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization. Goldcorp generally intends to deliver approximately 65% to 70% of target total direct compensation to executive officers in the form of long-term incentives consisting of stock options, RSUs and PSUs. Long-term incentives also play an important role in retaining the Executive Management given that competition has been intense during the past few years in the market for mining talent.
The following table outlines the target pay mix for each of the NEOs for the year ended December 31, 2010 as a percentage of target total compensation. Each of the elements of compensation is discussed in more detail below.

Target Pay Mix
			Target Equity
Name of Officer	Base Salary	Target Bonus (1)	Compensation
Charles A. Jeannes	20%	15%	65%
Lindsay A. Hall	21%	10%	69%
Steve P. Reid	21%	10%	69%
Timo S. Jauristo	21%	10%	69%
David L. Deisley	21%	10%	69%

(1)	In the target bonus for Mr. Jeannes, greater emphasis is placed on the achievement of corporate objectives which are essential to the success of the Company. This is why in the target pay mix for Mr. Jeannes greater emphasis is placed on the target bonus than other NEOs.
Benchmarking
The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable.
Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies. The Compensation Committee’s consultant provided the Company with information regarding compensation programs and compensation levels at the 25th, 50th and 75th percentiles among the comparison companies indicated in the table below.
The following table sets out the comparator group used for the year ended December 31, 2010. The criteria for choosing the comparator group was as follows: (a) companies with similar revenue and market capitalization, (b) companies that reflect the competitive marketplace for the Executive Management talent, and (c) companies that are facing similar industry dynamics, i.e. capital intensive and subject to commodity price cycles.

Comparative Company	Corporate Head Office Location
Agnico-Eagle Mines Limited	Toronto, Ontario
Agrium Inc.	Calgary, Alberta
Barrick Gold Corporation	Toronto, Ontario
Cameco Corporation	Saskatoon, Saskatchewan
Finning International Inc.	Vancouver, British Columbia
Inmet Mining Corporation	Toronto, Ontario
Kinross Gold Corporation	Toronto, Ontario
Methanex Corporation	Vancouver, British Columbia
Newmont Mining Corporation	Denver, Colorado
Nexen Inc.	Calgary, Alberta
Potash Corporation of Saskatchewan Inc.	Saskatoon, Saskatchewan
Suncor Energy Inc.	Calgary, Alberta
Talisman Energy Inc.	Calgary, Alberta
Teck Resources Limited	Vancouver, British Columbia
TELUS Corporation	Vancouver, British Columbia
Yamana Gold Inc.	Toronto, Ontario
Base Salary
Base salaries form an essential element of the Company’s compensation mix as they are the base measure to compare and remain competitive relative to peer companies. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. An individual NEO’s base salary may be set above or below the 50th percentile for that particular position, depending on the Compensation Committee’s subjective assessment of the individual NEO’s experience, recent and long-term performance and expected future contribution, retention concerns and the recommendation of the Company’s President and Chief Executive Officer. The President and Chief Executive Officer does not make a recommendation with respect to his own salary or any other component of his overall compensation.
The Compensation Committee reviews NEO salaries annually as part of its overall competitive market assessment, as described above. Over the past few years, the Compensation Committee has made annual salary adjustments in April or May of each year for the 12 month period from January 1 to December 31. Effective January 1, 2011, annual salary adjustments were completed in February 2011 to align with all other compensation awards. Commencing on January 1, 2011, the NEOs received base salary increases consistent with the Compensation Committee’s market positioning policy and based on the considerations described above.
The main consideration in establishing base salary ranges for the NEOs is the evaluation of market comparables for similar positions. Within those ranges, individual rates generally vary according to the following factors:
(a)	the particular responsibilities related to the position;
(b)	the experience level of the executive officer; and

(c)	his or her overall performance.
The importance of each factor varies depending upon the facts and circumstances of the particular executive and his or her position.
Annual Performance-Based Cash Incentives
Bonuses are a variable element of the total compensation package. Each NEO has a target and specific objectives that they work towards each year. Bonuses are awarded and calculated based on reaching a corporate target and individual performance objectives. This element of total compensation is developed based on market data and ensures Goldcorp remains competitive within its industry. The awarding of bonuses is a matter that is subject to review and recommendation by the Compensation Committee and to review and approval by the Board.
Annual performance-based cash incentive awards to Executive Management are recommended by the Chief Executive Officer of the Company and considered by the Compensation Committee and/or the Board. All awards are at the discretion of the Compensation Committee and the Board. The Chief Executive Officer does not make a recommendation to the Compensation Committee and the Board with respect to his own annual performance-based cash incentive award.
Bonus payments are awarded to executive officers, after taking into account corporate performance and individual performance as follows:

	Target	Corporate	Individual
Name	(% of Base Salary)	Performance	Performance
Charles A. Jeannes	95%	80%	20%
Lindsay A. Hall	70%	70%	30%
Steve P. Reid	70%	70%	30%
Timo S. Jauristo	70%	70%	30%
David L. Deisley	70%	70%	30%
Corporate Performance
Corporate performance is determined as a percentage, weighted by:
•	60% Objective Performance Measures:
o	20% Production

o	20% Operating costs

o	10% Reserve replacement

o	10% Relative total shareholder return
•	20% Specific Annual Objectives (2010 objectives set out below):
o	Declare commercial production at Peñasquito

o	Add reserves and resources in High Grade Zone at Red Lake

o	Commence internal winze development at Hoyle Pond

o	Commence CAP plant operations at Los Filos in Q2

o	Complete Cochenour scoping and start construction of drift and shaft enhancement

o	Make construction decision at Éléonore and start exploration shaft construction

o	Complete Noche Buena internal feasibility study by year-end

o	Generate new growth opportunities through early-stage exploration focus

o	Advance strategic plan by completing Canplats deal in Q1, at least one further acquisition by year-end and disposition of Escobal and Terrane Metals

o	Achieve Cyanide Code certification at Los Filos, Porcupine and Red Lake

o	Enhance government affairs capacity at corporate level
•	20% Strategic Initiatives:
o	Business development

o	Financing and liquidity

o	Corporate social responsibility – environment, safety, sustainability
The following table outlines the target performance measures for 2010 versus the actual performance attained by the Company during 2010. The corporate performance attained is compared to the target performance for each measure and then converted into a performance factor based on whether the target performance was exceeded or not. The specific annual objectives and strategic initiatives are evaluated and assessed by the Chief Executive Officer and are provided a performance factor based on the Chief Executive Officer’s assessment of performance. The performance factors are then used to calculate NEO bonuses based on the weighting for each measure.

		2010 Performance Range
		Below
		Threshold	Threshold	Target	Maximum	Actual	Performance	Weighted
Performance Measures	Weighting	(0%)	(50%)	(100%)	(200%)	Performance	Factor	Result
Objective Performance Measures

Production (million ounces)	20%	<2.295	2.423	2.550	2.678	2.515	86%	17%

Operating Costs ($ million)	20%	>1,624	1,550	1,477	1,403	1,461	122%	24%

Reserve Replacement (million ounces)	10%	<45.496	45.496	47.890	52.679	53.970	200%	20%

Total Shareholder Return	10%	<6.7%	6.7%	11.7%	21.7%	12.8%	111%	11%

Specific Annual Objectives	20%	Chief Executive Officer Assessment				Above Target	155%	31%

Strategic Initiatives	20%	Chief Executive Officer Assessment				Above Target	185%	37%

						Total Corporate Score		140%
Objective Performance Measures
The Compensation Committee approves specific objective performance measures such as production, operating costs, reserve replacement and relative share performance and uses a formula to measure the achievement of these objectives. These measures receive a 60% weighting in determining corporate performance. Operating costs include all fixed costs, however, variable costs such as foreign exchange and interest rates, which are outside of management control, are not included.

Specific Annual Objectives and Strategic Initiatives
Achievement of specific annual objectives and strategic initiatives are also determined by the Compensation Committee. These are measured using a more subjective approach and some management discretion, subject to Compensation Committee approval, is used to measure achievement of these objectives. These objectives receive the remaining 40% weighting to determine overall corporate performance. In evaluating performance, the Compensation Committee considers factors over which the Executive Management can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, improving safety, environmental and sustainability performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.
For the specific annual objectives and strategic initiatives, the Chief Executive Officer recommended, and the Compensation Committee agreed, that the completion of these objectives was outstanding, with most objectives not only being met but being significantly exceeded or enhanced and provided a performance factor of 155% and 185%, respectively.
The overall corporate score, including objective performance measures, specific annual objectives and strategic initiatives was 140%, which score was then used to calculate the corporate performance portion of the bonuses paid to each NEO for the year ended December 31, 2010.
Individual Performance
As provided above, each Named Executive Officer’s bonus is comprised of an element of individual performance in addition to the corporate performance score determined as described above. Highlights of the individual performance for the Named Executive Officers are as follows:
Charles A. Jeannes – President and Chief Executive Officer
Mr. Jeannes’ performance highlights included leading the organization to record revenues, operating cash flows and adjusted earnings for 2010; successful development of the Company’s growth projects including Peñasquito in Mexico; substantial growth in proven and probable reserves; and successful corporate development activities which substantially upgraded the quality of the Company’s overall asset portfolio and its financial strength and liquidity. Mr. Jeannes also enhanced the Company’s management team during the year, led strategic planning discussions and decision-making with the Board and effectively represented the Company in relations with employees, investors, the financial community, government and media.
Lindsay A. Hall – Executive Vice President and Chief Financial Officer
Mr. Hall’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning; maintaining the Company’s strong financial position and liquidity; leading management’s reporting to and interaction with the Audit Committee of the Board; managing the Company’s relationships with banking partners and rating agencies; managing growing finance, accounting, treasury, insurance and information technology functions commensurate with the physical and geographical expansion of the Company’s business; leading an enhanced Enterprise Risk Management process among management and with the Board; and assisting with investor relations meetings and conferences.
Steve P. Reid – Executive Vice President and Chief Operating Officer
Mr. Reid’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning; essentially meeting or exceeding forecasts for production and operating costs at the Company’s ten operating mines; and leading a very successful year for the Company’s project development teams including the on-time and on-budget start of commercial production of the Peñasquito mine, commencing the sinking of the exploration shaft at the Éléonore project, commencement of development of the Cochenour project, commencement of the underground enhancement project at the Hoyle Pond mine, and building the team and commencing development activities for the El Morro project. Mr. Reid also effectively managed a successful planning and budgeting process for the mines and projects, enhanced training and other investments in people throughout the operations group, continued to lead improved safety and environmental performance at the mines and projects and assisted with investor relations meetings and conferences.
Timo S. Jauristo – Executive Vice President, Corporate Development
Mr. Jauristo’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning and leading the Company’s business development activities during the year including the completion of six transactions to upgrade the quality of the Company’s portfolio of assets (the acquisition of Canplats Resources, a 70% interest in the El Morro project and Andean Resources, and the disposition of the San Dimas mine, the Escobal project and the Company’s investment in Terrane Metals). Mr. Jauristo’s team also monitored a variety of other acquisition opportunities and worked closely with the exploration group on various early stage exploration and development projects.
David L. Deisley – Executive Vice President, Corporate Affairs and General Counsel
Mr. Deisley’s performance highlights included working within the Executive Leadership Team on all critical aspects of the Company’s business and strategic planning; leading the Company’s corporate and regional legal teams and affairs; enhancing and leading the Company’s corporate social responsibility efforts including monitoring the completion of and implementing the human rights impact assessment at the Marlin Mine in Guatemala, managing the impacts of the actions of the Inter American Commission on Human Rights with respect to the Government of Guatemala, developing and instituting enhanced corporate policies with respect to human rights and corporate social responsibility and working closely with a variety of stakeholders including socially responsible investors interested in the Company’s corporate social responsibility efforts. Mr. Deisley also enhanced the Company’s government relations team and effectively managed relations with governments throughout the jurisdictions in which the Company operates.
Bonuses Awarded
Bonuses for the year ended December 31, 2010 were determined and awarded on February 24, 2011 on the basis described above with respect to their performance during 2010. The bonus amounts, as disclosed in the following table, will be reported as income by the respective Named Executive Officers for 2011.

		Bonus Amounts
Name of Officer	Title of Officer	($)
Charles A. Jeannes	President and Chief Executive Officer	2,034,600	(1)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	793,494	(1)
Steve P. Reid	Executive Vice President and Chief Operating Officer	839,273	(1)
Timo S. Jauristo	Executive Vice President, Corporate Development	493,391	(1)
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	417,093	(1)

		4,577,851

(1)	These bonus amounts were paid in Canadian dollars and have been converted at the exchange rate of C$1.00 = US$1.0173, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on March 15, 2011, the date the bonuses were paid.
The Compensation Committee is satisfied that the Company’s current executive compensation policies, programs and levels of compensation are aligned with the Company’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs allow the Company to attract, retain and motivate talented executives while adding shareholder value.
Long-Term Incentives
The Company’s long-term incentive program serves to recognize the achievement of specific performance criteria in the previous year, and to ensure that each of the executive officers works towards increasing and shares in the future success of the organization through increases in Goldcorp’s share price. A vesting element is included as an incentive for the executive to remain with the Company.
Performance Share Units (PSUs)
On July 28, 2010, the Company established a performance share unit plan (the “Performance Share Plan”) whereby PSUs will be issued to eligible executives as determined by the Board or the Compensation Committee as directed by the Board. PSUs issued under the plan entitle the holder to a cash payment at the end of a three-year performance period equal to a target settlement ranging from 0% to 200% of the fair market value of the underlying shares, to be determined at the end of the performance period based on the performance of the underlying shares.
Eligibility
The Performance Share Plan provides that performance share units (the “PSUs”) may be granted by the Board or, if the Board so determines, the Compensation Committee, to senior management (“Eligible Executives”) as a discretionary payment in consideration of past services to the Company. From time to time the Board or the Compensation Committee shall determine who is eligible to participate in the Performance Share Plan and the provisions and restrictions with respect to PSU awards in accordance with the terms of the Performance Share Plan, taking into account each Eligible Executive’s present and potential future contributions to the success of the Company. Each PSU award shall be evidenced by a written agreement between the Company and the Eligible Executive (the “PSU Agreement”).
The Performance Share Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp.
Payment
The Board or the Compensation Committee may establish performance-based criteria which, if met by the Eligible Executive or the Company, as the case may be, will entitle the Eligible Executive to be paid an amount in excess of or less than the fair market value of one share for each PSU on the applicable deferred payment date.
Each PSU (and Distribution PSU, as defined below) awarded to an Eligible Executive for services performed during the year in which the PSU is granted shall entitle the Eligible Executive to receive a cash payment in an amount equal to the fair market value as at the date specified in the applicable PSU Agreement multiplied by the applicable multiplier, to be determined on the last day of the performance period or such earlier date as may be applicable in the event of the cessation of employment of an Eligible Executive prior to the end of the performance period.
Performance Period
Unless otherwise specified by the Board or the Compensation Committee, the performance period in respect of a particular PSU award shall be three years less 30 days from the date of grant of the applicable PSU. The Board or the Compensation Committee, in its sole discretion, may adjust the amount paid to the Eligible Executive at the end of the performance period, if the Board or the Compensation Committee determines that material unusual circumstances that occurred during the performance period affected the achievement of the performance-based criteria.
Attributes
When distributions are paid on any shares, additional PSUs shall be credited to the Eligible Executive’s PSU account as of the distribution payment date. The number of additional PSUs (“Distribution PSUs”) to be credited to the participant’s PSU account shall be determined by dividing the dollar amount of the distribution payable in respect of the shares underlying the PSUs and Distribution PSUs allocated to the Eligible Executive’s PSU account by the fair market value per share on the date the distribution is paid.
Payments in respect of PSUs and Distribution PSUs shall be made within 30 days after the end of the performance period and, in the case of employees who have ceased to be employed by the Company, within 30 days after the date on which the Eligible Executive ceases to be so employed, provided that all payments in respect of PSUs and Distribution PSUs shall be made not later than December 31 of the third calendar year following the calendar year during which the applicable PSUs were granted.
Death, Disability, Termination or Retirement
If an Eligible Executive ceases to be actively employed by the Company during the performance period because of the Eligible Executive’s termination or retirement, all PSUs and Distribution PSUs previously awarded to the Eligible Executive shall be forfeited and cease to be credited to the Eligible Executive on the termination date or retirement date, as the case may be, however, the Board or the Compensation Committee shall have the absolute discretion to modify the grant of the PSUs to provide that the performance period shall be deemed to have ended at the end of the calendar quarter immediately before the termination date or retirement date, as the case may be, and the amount payable to the Eligible Executive shall be calculated as of such date.
In the event of the death or total disability of an Eligible Executive, the performance period shall be deemed to have ended at the end of the calendar quarter immediately before the date of death or total disability of the Eligible Executive and the amount payable to the Eligible Executive or his or her executors, as the case may be, shall be calculated as of such date.
PSU Grants
Recommendations for the grant of PSUs are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his PSUs.
The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of PSUs every year and makes a recommendation to the Board for approval as part of the overall compensation awards. The Compensation Committee receives an annual report from the Committee’s compensation consultant regarding the competitiveness of the Performance Share Plan and the Compensation Committee considers any recommended changes to the Performance Share Plan based on that report. There were no changes to the Performance Share Plan during the year ended December 31, 2010 or as of the date of this Management Information Circular.
During the year ended December 31, 2010, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 149,200 PSUs, as follows:

		Number of	Long-Term
Name of Officer	Title of Officer	PSUs	Incentive ($) (1)
Charles A. Jeannes	President and Chief Executive Officer	56,000	1,594,320
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	25,200	717,444
Steve P. Reid	Executive Vice President and Chief Operating Officer	28,000	797,160
Timo S. Jauristo	Executive Vice President, Corporate Development	20,000	569,400
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	20,000	569,400

		149,200	4,247,724

(1)	These amounts were calculated by multiplying the number of PSUs granted by the grant date fair value of C$29.15 per PSU and converted to United States dollars at the exchange rate of C$1.00 = US$0.9766. This is consistent with the accounting values used in the Company’s financial statements. The performance period for each PSU expires on July 3, 2013.
Equity Compensation
The Company’s stock option plan (the “Stock Option Plan”) and the Company’s restricted share plan (the “Restricted Share Plan”) each serve the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to ensure that each of the executive officers works towards increasing and shares in the future success of the organization through increases in Goldcorp’s share price. A vesting element is included as an incentive for the executive to remain with the Company.

In determining the number of stock options and share-based awards (RSUs) to be granted under the Stock Option Plan or Restricted Share Plan, respectively, the Compensation Committee gives consideration to, among other things, the NEO’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.
Stock Options
The current Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 2, 2007 and May 20, 2008.
At the Meeting, shareholders will be asked to consider approving an amended and restated stock option plan, including an increase to the number of Common Shares reserved for issuance upon exercise of options granted thereunder. See “Amended and Restated Stock Option Plan” for further details. The following disclosure is with respect to the Stock Option Plan as it exists on the date hereof.
Stock Option Plan Limits
The Stock Option Plan provides for the granting to participants of stock options to purchase Common Shares. Goldcorp’s annual grant of stock options represents less than a one percent dilution to the total number of Common Shares outstanding. The total number of Common Shares reserved for issuance on exercise of stock options to insiders and eligible employees under the Stock Option Plan is 32,500,000.
The Stock Option Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable stock option.
Exercise Price
The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding stock options without shareholder approval. The exercise period for each stock option is not to be more than five years. Stock options are always granted subject to vesting requirements.
Attributes
Stock options are not assignable and terminate: (i) within 30 days following the termination of an option holder’s employment, with or without cause, or the retirement of an option holder from the Company; and (ii) within a period of time up to 12 months following the death of an option holder, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an option holder’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit option holders to exercise their stock options prior to the original expiry date. No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option was approved by the Board during the year ended December 31, 2010 or as of the date of this Management Information Circular.
For further details regarding the terms of the Stock Option Plan, see “Stock Option Plan” at page 51.
Insider Trading
The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade Common Shares within predetermined trading periods and shall not trade Common Shares if they are aware of undisclosed material information. Option holders may only exercise their stock options within these trading periods.
Stock Option Grants
Recommendations for the grant of stock options to Executive Management are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The following factors are considered when making such recommendations: (i) the executive’s contribution and value to the Company in the previous year, (ii) the executive’s level within the Company, and (iii) the importance to the Company of retaining the executive. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his stock options.
The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of stock options every year and makes a recommendation to the Board for approval. The Compensation Committee receives an annual report from the compensation consultant regarding the competitiveness of the Stock Option Plan and the Compensation Committee considers any recommended changes to the Stock Option Plan based on that report. There were no changes to the Stock Option Plan during the year ended December 31, 2010 or as of the date of this Management Information Circular. However, at the Meeting, shareholders will be asked to consider approving an amended and restated stock option plan, including an increase to the number of Common Shares reserved for issuance upon exercise of options granted thereunder. See “Amended and Restated Stock Option Plan” for further details.
Both the Compensation Committee and the President and Chief Executive Officer look at previous grants as well as previous year’s performance when awarding stock options. The Stock Option Plan is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp.
During the year ended December 31, 2010, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 590,000 stock options, representing approximately 0.07% of the total number of Common Shares outstanding as at December 31, 2010, at prices of C$44.50 and C$40.79 as follows:

		Number of		Option-Based
Name of Officer	Title of Officer	Stock Options		Awards ($) (3)
Charles A. Jeannes	President and Chief Executive Officer	150,000	(1)	2,164,357
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	120,000	(1)	1,731,486
Steve P. Reid	Executive Vice President and Chief Operating Officer	120,000	(1)	1,731,486
Timo S. Jauristo	Executive Vice President, Corporate Development	100,000	(2)	1,415,655
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	100,000	(2)	1,415,655

		590,000		8,458,639

(1)	All of these stock options are exercisable at a price of C$44.50 per share and converted to United States dollars at the exchange rate of C$1.00 = US$0.9760 and vest over a three year period, one-third on May 10, 2011, one-third on May 10, 2012 and one-third on May 10, 2013. These stock options expire on May 10, 2015.

(2)	80,000 of these stock options are exercisable at a price of C$44.50 per share and converted to United States dollars at the exchange rate of C$1.00 = US$0.9760 and vest over a three year period, one-third on May 10, 2011, one-third on May 10, 2012 and one-third on May 10, 2013. These stock options expire on May 10, 2015. 20,000 of these stock options are exercisable at a price of C$40.79 and converted to United States dollars at the exchange rate of C$1.00 = US$0.9740 and vest over a three year period, one-third on August 10, 2011, one-third on August 10, 2012 and one-third on August 10, 2013. These stock options expire on August 10, 2015.

(3)	The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements.
In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.

Share-Based Awards (RSUs)
The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 20, 2008.
Eligibility
The Restricted Share Plan provides that share-based awards in the form of restricted share rights (the “RSUs”) may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. The Restricted Share Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSU. The total number of Common Shares reserved for issuance under the Restricted Share Plan is 4,190,276.
Exercise Price
The Board establishes the deemed exercise price of an RSU at the time it is granted and the deemed exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the RSU is granted. RSUs are always granted subject to vesting requirements.
Attributes
Each RSU entitles the holder to one Common Share at the end of a fixed period of time as determined by the Board. Generally, RSUs are granted subject to restricted periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. No acceleration of the restricted periods of any RSU was approved by the Board during the year ended December 31, 2010 or as of the date of this Management Information Circular.
For further details regarding the terms of the Restricted Share Plan, see “Restricted Share Plan” at page 52.
RSU Grants
Recommendations for the grant of RSUs to Executive Management are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The following factors are considered when making such recommendations: (i) the executive’s contribution and value to the Company in the previous year, (ii) the executive’s level within the Company, and (iii) the importance to the Company of retaining the executive. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his RSUs.
The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of RSUs every year and makes a recommendation to the Board for approval. The Compensation Committee receives an annual report from the compensation consultant regarding the competitiveness of the RSU program and the Compensation Committee considers any recommended changes to the Restricted Share Plan based on that report. There were no changes to the Restricted Share Plan during the year ended December 31, 2010 or as of the date of this Management Information Circular.
Both the Compensation Committee and the President and Chief Executive Officer look at previous grants as well as previous year’s performance when awarding RSUs. The RSU program is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key Executive Management talent in Goldcorp.
During the year ended December 31, 2010, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 137,500 RSUs, representing approximately 0.01% of the total number of Common Shares outstanding as at December 31, 2010, at deemed prices of C$44.50 and C$40.79 as follows:

		Number of
		Share-Based		Share-Based
Name of Officer	Title of Officer	Awards (RSUs)		Awards ($) (3)
Charles A. Jeannes	President and Chief Executive Officer	50,000	(1)	2,160,253
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	22,500	(1)	972,114
Steve P. Reid	Executive Vice President and Chief Operating Officer	25,000	(1)	1,080,126
Timo S. Jauristo	Executive Vice President, Corporate Development	20,000	(2)	846,091
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	20,000	(2)	846,091

		137,500		5,904,675

(1)	All of these RSUs were issued at a deemed price of C$44.50 per share with the restricted periods expiring as to one-third on May 10, 2011, as to one-third on May 10, 2012 and as to one-third on May 10, 2013.

(2)	15,000 of these RSUs were issued at a deemed price of C$44.50 per share with the restricted periods expiring as to one-third on May 10, 2011, as to one-third on May 10, 2012 and as to one-third on May 10, 2013 and 5,000 of these RSUs were issued at a deemed price of C$40.79 per share with the restricted periods expiring as to one-third on August 10, 2011, as to one-third on August 10, 2012 and as to one-third on August 10, 2013.

(3)	These amounts were calculated by multiplying the number of RSUs by the deemed exercise prices of C$44.50 and C$40.79, as applicable, and converted to United States dollars at the exchange rate of C$1.00 = US$0.9760 and C$1.00 = US$0.9740, respectively. This is consistent with the accounting values used in the Company’s financial statements.
In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Plan are warranted. The Compensation Committee also reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.
Retirement Benefits
Group RRSP/401(k) Program
Group RRSP for Canadian Corporate Employees
Goldcorp sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. Goldcorp then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2010, the limitation on the Company’s matching contributions was C$11,000 per participating employee.
401(k) Program for United States Corporate Employees
Goldcorp USA, Inc., a wholly-owned subsidiary of Goldcorp, sponsors a voluntary 401(k) program for United States corporate employees. Goldcorp makes an employer non-elective contribution in the amount of 3% of earnings for all participants. In addition, participating employees may choose to contribute a percentage of earnings to a maximum amount based on the annual limitation set each year by the United States Internal Revenue Service. In 2010, the limitation for employee contributions was $16,500 for individuals under the age of 50 or $22,000 for individuals aged 50 and older. Goldcorp matches the employee contributions up to 5% of earnings. The United States Internal Revenue Service sets an annual limit on employee earnings that can be considered under the 401(k) program. In 2010, the annual employee earnings limit was $245,000.

Supplemental Executive Retirement Plan
In 2007, the Compensation Committee reviewed and considered recommendations from Mercer Human Resources Consulting (“Mercer”) regarding the implementation of a defined contribution supplemental executive retirement plan (the “SERP”) for Executive Management. Mercer provides independent advice to Goldcorp on its pension programs with respect to investment performance and also calculates the annual contributions that need to be made by the Company to the SERP. Supplemental executive retirement plans are designed to supplement RRSP arrangements because the Tax Act restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The Company feels that the Tax Act contribution restrictions (C$22,000 per year in 2010) can severely restrict the ability of an executive to save for retirement.
To recognize that retirement plans form an important part of an executive’s compensation package, following this review and consideration, the Compensation Committee approved the implementation of the SERP for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada, effective January 1, 2007.
During the year ended December 31, 2010, the Company contributed the following amounts to the SERP on behalf of the NEOs.

		SERP Contributions
Name of Officer	Title of Officer	($)(1)(2)
Charles A. Jeannes	President and Chief Executive Officer	440,789
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	230,346
Steve P. Reid	Executive Vice President and Chief Operating Officer	230,346
Timo S. Jauristo	Executive Vice President, Corporate Development	71,439
David L. Deisley	Executive Vice President, Corporate Affairs and General Counsel	67,908

		1,040,828

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.

(2)	Employer contributions with respect to the year ended December 31, 2010, will be made by the Company during the year ending December 31, 2011.
The SERP was amended during 2010 to include bonuses for purposes of calculating SERP contributions and to set all participants’ contributions at 15%. All of the NEOs were SERP members or designated SERP members during the year ended December 31, 2010. For further details regarding the terms of the SERP, see “Pension Plan Benefits” at page 39.
Other Compensation/Perquisites
During the year ended December 31, 2010, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.
Employee Share Purchase Plan
In July 2007, the Company implemented an employee share purchase plan (the “ESPP”) for all of the Company’s Canadian operations and corporate employees, including the Named Executive Officers, to encourage employees to accumulate savings through ownership of Common Shares. The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company, thereby aligning employee interests with those of the Company’s shareholders. Participation in the ESPP is voluntary and employees can elect to contribute up to 6% of their earnings which are matched 50% by the Company and Common Shares are purchased in the open market on or about the 15th day of each month. Employees have the right to vote any Common Shares that are owned under the ESPP.
During the year ended December 31, 2010, the Company contributed the following amounts to the ESPP on behalf of the NEOs for the purchase of Common Shares under the ESPP. David L. Deisley enrolled in the ESPP in February 2011.

Employee Share Purchase Plan

		Common	Amount
		Shares	Contributed by
Name of Officer	Title of Officer	Purchased	Company (C$)
Charles A. Jeannes	President and Chief Executive Officer	2,737	39,000
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	1,735	24,900
Steve P. Reid	Executive Vice President and Chief Operating Officer	1,752	24,900
Timo S. Jauristo	Executive Vice President, Corporate Development	929	13,568

		7,153	102,368
Corporate Aircraft
The Company makes use of a variety of owned and leased aircraft, the use of which is governed by an aviation policy, amended effective January 1, 2009. The policy provides that company aircraft may be used only in the conduct of official business of the Company. When the corporate aircraft make flights in the conduct of company business, executive officers while not on official company business as well as other passengers who are not employees of the Company may occupy seats only if approved by the Company’s Chief Executive Officer. When an executive officer or guest uses the corporate aircraft for other than official company business this is considered a perquisite of employment for the executive officer. During the year ended December 31, 2010, the corporate aircraft was not used for any non-company business purpose. Once a year the Chair of the Audit Committee reviews the corporate aircraft annual usage records.
Executive Share Ownership Requirements
Effective January 1, 2009, the Board revised its policy regarding executive share ownership such that the Chief Executive Officer of the Company must hold that number of Common Shares with a value of at least four times his base salary and each of the other NEOs must hold that number of Common Shares with a value of at least two times his base salary. This requirement is to be attained within three years of becoming the Chief Executive Officer or a NEO and must be maintained throughout their tenure as the Chief Executive Officer or a NEO. The calculations are made as at December 31st of each year. As 2010 is the first year that Messrs. Jauristo and Deisley are NEOs of the Company, neither are subject to the NEO minimum share ownership requirements of the Company yet. See the table below entitled “Named Executive Officer Share Ownership Requirements and Actual Share Ownership at December 31, 2010”.
Goldcorp’s share ownership requirements are designed to align the interests of Goldcorp’s executives with shareholders. During 2010, the substantial share ownership requirements for the Chief Executive Officer and the NEOs ensured that they experienced a similar impact on the value of their personal holdings of Common Shares to that of other shareholders.
The following table provides information regarding the year-over-year change in shareholdings for each NEO for the years ended December 31, 2010 and 2009.

Named Executive Officer Share Ownership Requirements
and Actual Share Ownership at December 31, 2010

					Amount at	Amount at
					Risk (Total	Risk as a
					Market	Multiple				Date at which
					Value of	of Base Salary				NEO
			Number of	Number of	Common	Based				Shareholding
	Year		Common	RSUs	Shares and	on	Based	Shareholding	Shareholding	Requirements
Name and	Became		Shares	Subject to	RSUs)	Common	on	Requirements	Requirements	Is/Was
Position of NEO	NEO	Year	Held	Vesting	($) (1)	Shares	Total	($)	Met	to Be Met
Charles A. Jeannes		2010	280,310	83,332	16,198,394	9.9	12.8	5,048,680	Yes

President and Chief	2006	2009	237,573	73,334	11,256,717	7.9	10.3	4,378,000	Yes	2009
Executive Officer		Change	+42,737	+9,998	+4,941,677	+2.0	+2.5	+670,680	—

Lindsay A. Hall		2010	91,554	52,500	6,416,870	5.1	8.0	1,611,694	Yes

Executive Vice President and	2006	2009	89,819	60,000	5,424,356	4.6	7.7	1,400,960	Yes	2009
Chief Financial Officer		Change	+1,735	(7,500)	+992,514	+0.5	+0.3	+210,734	—

Steve P. Reid		2010	111,071	55,000	7,397,615	6.1	9.2	1,611,694	Yes

Executive Vice President and	2006	2009	79,319	60,000	5,044,192	4.1	7.2	1,400,960	Yes	2009
Chief Operating Officer		Change	+31,752	(5,000)	+2,353,423	+2.0	+2.0	+210,734	—

Timo S. Jauristo (2)		2010	3,666	30,000	1,499,648	0.4	3.4	878,206	N/A

Executive Vice President,	2010	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	2013
Corporate Development		Change	N/A	N/A	N/A	N/A	N/A	N/A	—

David L. Deisley (2)		2010	20,750	35,000	2,483,378	2.7	7.3	682,550	Yes

Executive Vice President,	2010	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	2010
Corporate Affairs and		Change	N/A	N/A	N/A	N/A	N/A	N/A	—
General Counsel

(1)	Calculated using the closing prices of the Common Shares on the TSX on December 31, 2010 and December 31, 2009 of C$45.88 and C$41.35 respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$0.9709 and C$1.00 = US$0.8756 for the years ended December 31, 2010 and 2009, respectively.

(2)	As 2010 was the first year that Messrs. Jauristo and Deisley are NEOs of the Company, neither are subject to the NEO minimum share ownership requirements of the Company. However, Mr. Deisley has already attained the minimum share ownership requirements.
Chief Executive Officer 2010 Compensation
Effective January 1, 2009, Mr. Jeannes was appointed President and Chief Executive Officer of the Company with a base salary of $1,094,500 (C$1,250,000) and a bonus for the year ended December 31, 2009 of $1,766,700 (C$1,800,000) that was paid in March 2010.
On March 11, 2010, the Board, on the recommendation of the Compensation Committee, increased Mr. Jeannes salary by 4% to $1,262,170 (C$1,300,000) retroactive to January 1, 2010. On February 24, 2011, the Board, on the recommendation of the Compensation Committee, approved a bonus for the year ended December 31, 2010 of $2,034,600 (C$2,000,000) that was paid on March 15, 2011.
On April 28, 2010, the Board, on the recommendation of the Compensation Committee, granted Mr. Jeannes (a) 150,000 stock options at a price of C$44.50 per share with vesting over a three year period, one-third on May 10, 2011, one-third on May 10, 2012 and one-third on May 10, 2013, and (b) 50,000 RSUs at a deemed price of C$44.50 per share with restricted periods expiring as to one-third on May 10, 2011, as to one-third on May 10, 2012 and as to one-third on May 10, 2013. On July 28, 2010, the Board, on the recommendation of the Compensation Committee, granted Mr. Jeannes 56,000 PSUs which will become fully vested on July 3, 2013. See “Summary Compensation Table” at page 35.
A significant portion of Mr. Jeannes’ total 2010 compensation is tied to Goldcorp’s performance relative to other gold companies. Payments under the PSU program and a component of the annual bonus plan are based on the Company’s total shareholder return relative to the Global Gold Index which includes direct gold comparators in the Company’s peer group. See “Benchmarking” for a discussion of the Company’s peer group and an explanation of why the Company chose those companies as its peer group.
Bonus Clawback
The Chief Executive Officer and the Chief Financial Officer have each agreed to have their annual bonus clawed back if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the executive.
Succession Planning
Goldcorp has a succession plan for its entire Executive Management team. Goldcorp also has a leadership development program to instill leadership competencies throughout Goldcorp and to prepare certain senior level employees for taking on executive positions in the future. The Chief Executive Officer prepares a succession planning report and presents it to the Board for each of his direct reports on the Executive Management team as well as other key positions in the Company. The Board is responsible for:
(a)	ensuring there is an orderly succession plan for the position of President and Chief Executive Officer;
(b)	reviewing and approving the Chief Executive Officer’s succession planning report for each of his direct reports;
(c)	ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and
(d)	ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.
The Board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to Company functions where they can interact with the Board more informally.

Performance Graphs
Toronto Stock Exchange
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2005 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2005	2006	2007	2008	2009	2010
Goldcorp Inc. (TSX)	100.00	128	131	149	161	178
S&P/TSX Composite Index	100.00	117	128	87	116	136
S&P/TSX Global Gold Index	100.00	130	124	126	136	172

Since 2005, Goldcorp has experienced significant changes, specifically in 2006 with the acquisition of certain assets from another major gold producer and the acquisition of Glamis Gold Ltd. Goldcorp has provided significant value for its shareholders over the five year period, with total shareholder return increasing by approximately 78% since 2005. More notably, Goldcorp’s market capitalization has increased by approximately $28 billion over the five year period, representing a compound annual growth rate of approximately 26%. Goldcorp’s compensation to the Named Executive Officers has also increased over this period to reflect the growing business and increased complexities of the executive positions; however, the percentage increase in NEO compensation is significantly less than the increase in market capitalization. It is important to note that a significant portion of NEO compensation (at least 60%) is based on long-term incentives with the ultimate value received tied directly to Goldcorp’s share price performance.

New York Stock Exchange
The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2005 against the cumulative total shareholder return of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in $)	2005	2006	2007	2008	2009	2010
Goldcorp Inc. (NYSE)	100.00	128	153	143	178	209
S&P 500 Index	100.00	116	122	77	97	111
Philadelphia Gold & Silver Index	100.00	113	138	100	136	185

For a discussion regarding how the trend shown in the above performance graph compares to the trend in the Company’s compensation to executive officers over the same period, see above under “Performance Graphs – Toronto Stock Exchange”.
Summary Compensation Table
The following table provides information for the years ended December 31, 2010, 2009 and 2008 regarding compensation earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the Executive Vice President and Chief Financial Officer, and (c) the other three most highly compensated “executive officers” during the year ended December 31, 2010 (the “Named Executive Officers” or the “NEOs”).
Salaries for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the years ended December 31, 2010, 2009 and 2008 at the exchange rates of C$1.00 = US$0.9709, C$1.00 = US$0.8756 and C$1.00 = US$0.8166, respectively.

					Non-equity incentive plan
					compensation
					($)
			Share-based	Option-based			Pension	All other	Total
Name and principal		Salary	awards	awards	Annual	Long-term	value	compensation	compensation
position	Year	($)	($)(1)	($)(2)	incentive plans	incentive plans(3)	($)(4)	($)(5)	($)
Charles A. Jeannes			2,160,253	2,164,357		1,594,320
President and Chief	2010	1,262,170	(50,000 RSUs)	(150,000 options)	2,034,600	(56,000 PSUs)	451,469	68,734	9,735,903
Executive Officer			2,435,481	1,442,400
	2009	1,094,500	(75,000 RSUs)	(150,000 options)	1,766,700	Nil	118,644	59,693	6,917,418
			1,461,428	1,111,295
	2008	612,450	(45,000 RSUs)	(120,000 options)	630,600	Nil	117,514	44,840	3,978,127

Lindsay A. Hall			972,114	1,731,486		717,444
Executive Vice President	2010	805,847	(22,500 RSUs)	(120,000 options)	793,494	(25,200 PSUs)	241,026	46,476	5,307,887
and Chief Financial Officer			1,403,499	1,195,200
	2009	700,480	(45,000 RSUs)	(120,000 options)	809,738	Nil	118,644	40,801	4,268,362
			1,461,428	1,111,295
	2008	612,450	(45,000 RSUs)	(120,000 options)	630,600	Nil	117,514	35,664	3,968,951

Steve P. Reid			1,080,126	1,731,486		797,160
Executive Vice	2010	805,847	(25,000 RSUs)	(120,000 options)	839,273	(28,000 PSUs)	241,026	34,986	5,529,904
President and Chief			1,403,499	1,195,200
Operating Officer	2009	700,480	(45,000 RSUs)	(120,000 options)	809,738	Nil	112,337	30,580	4,251,834
			1,461,428	1,111,295
	2008	612,450	(45,000 RSUs)	(120,000 options)	630,600	Nil	117,514	28,784	3,962,071

Timo S. Jauristo			846,091	1,415,655		569,400
Executive Vice President,	2010	439,103	(20,000 RSUs)	(100,000 options)	493,391	(20,000 PSUs)	82,119	24,254	3,870,013
Corporate Development			521,232	860,996
	2009	350,240	(15,000)	(75,000 options)	97,717	Nil	19,694	7,747	1,857,626
	2008	N/A	N/A	N/A	N/A	Nil	N/A	N/A	N/A

David L. Deisley			846,091	1,415,655		569,400
Executive Vice President,	2010	341,275	(20,000 RSUs)	(100,000 options)	417,093	(20,000 PSUs)	78,588	23,978	3,692,080
Corporate Affairs and General Counsel			460,961	747,131
	2009	266,533	(15,000 RSUs)	(75,000 options)	164,717	Nil	31,984	16,623	1,687,949
			600,755	578,651
	2008	238,937	(15,000 RSUs)	(60,000 options)	101,500	Nil	28,672	18,352	1,566,867

Total Compensation:	2010	3,654,242	5,904,675	8,458,639	4,577,851	4,247,724	1,094,228	198,428	28,135,786
	2009	3,112,233	6,224,672	5,440,927	3,648,610	Nil	401,303	155,444	18,983,189
	2008	2,076,287	4,985,039	3,912,536	1,993,300	Nil	381,214	127,640	13,476,016

(1)	These amounts represent the value of RSUs granted to the respective Named Executive Officer. These amounts were calculated by multiplying the number of RSUs by the deemed prices of C$44.50 and C$40.79, C$35.62 and C$37.82, and C$39.77 for the years ended December 31, 2010, 2009 and 2008, respectively. This is consistent with the accounting values used in the Company’s financial statements. The dollar amount in this column represents the total value ascribed to the RSUs. See “Share-Based Awards (RSUs)” on page 28.

(2)	These amounts represent the value of stock options granted to the respective Named Executive Officer. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. The dollar amount in this column represents the total value ascribed to the stock options. See “Stock Options” on page 26.

(3)	These amounts represent the value of PSUs granted to the respective Named Executive Officer. See “Long-Term Incentives — Performance Share Units (PSUs)” on page 24.

(4)	These amounts represent SERP contributions and registered retirement savings plan contributions made by the Company on behalf of the respective Named Executive Officer.

(5)	These amounts represent employee share purchase plan contributions and various benefit plan premiums made by the Company on behalf of the respective Named Executive Officer.
Bonuses for the year ended December 31, 2010, as disclosed in the above table, were determined and awarded in February 2011 after finalization of the Company’s financial statements for such year. These amounts will be reported as income by the respective Named Executive Officers for 2011.
Bonuses for the year ended December 31, 2009, as disclosed in the above table, were determined and awarded in March 2010 after finalization of the Company’s financial statements for such year. These amounts were reported as income by the respective Named Executive Officers for 2010.
Bonuses for the year ended December 31, 2008, as disclosed in the above table, were determined and awarded in February 2009 after finalization of the Company’s financial statements for such year. These amounts were reported as income by the respective Named Executive Officers for 2009.

The following table shows the total compensation for the NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity.

		Total Compensation for	Total Compensation for
	Total Compensation	Named Executive Officers	Named Executive
	for Named Executive	as a Percentage of Earnings	Officers as a Percentage
	Officers	from Operations	of Shareholder Equity
2010	$28,135,786	1.91%	0.14%
2009	$19,294,132	2.36%	0.12%
Change	$8,841,654	-0.45%	0.02%
Incentive Plan Awards
The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2010.
Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of				shares or	payout value of
	securities			Value of	units of	share-based
	underlying			unexercised	shares that	awards that
	unexercised	Option	Option expiration	in-the-money	have not	have not
Name	options (#)	exercise price	date	options ($) (1)(3)	vested (#)	vested ($) (2)(3)
Charles A. Jeannes	13,520	C$18.82	February 27, 2011	355,205	83,332	3,712,015
	202,800	C$25.74	August 1, 2011	3,965,536
	120,000	C$39.77	May 20, 2013	711,864
	120,000	C$25.71	May 23, 2017	2,349,966
	120,000	C$37.82	February 26, 2014	939,054
	30,000	C$35.62	May 11, 2014	298,843
	150,000	C$44.50	May 10, 2015	200,976
	756,320			8,821,444

Lindsay A. Hall	120,000	C$39.77	May 20, 2013	711,864	52,500	2,338,607
	120,000	C$35.62	May 11, 2014	1,195,372
	120,000	C$44.50	May 10, 2015	160,781
	360,000			2,068,017

Steve P. Reid	120,000	C$39.77	May 20, 2013	711,864	55,000	2,449,969
	120,000	C$35.62	May 11, 2014	1,195,372
	120,000	C$44.50	May 10, 2015	160,781
	360,000			2,068,017

Timo S. Jauristo	75,000	C$39.36	June 16, 2014	455,838	30,000	1,336,347
	80,000	C$44.50	May 10, 2015	107,187
	20,000	C$40.79	August 10, 2015	98,838
	175,000			661,863

David L. Deisley	60,000	C$39.77	May 20, 2013	355,932	35,000	1,559,071
	15,000	C$24.46	September 1, 2017	311,950
	75,000	C$35.62	May 11, 2014	747,108
	80,000	C$44.50	May 10, 2015	107,187
	20,000	C$40.79	August 10, 2015	98,838
	250,000			1,621,015

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$45.88 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$45.88.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.

Prior to May 20, 2008 when the Stock Option Plan was most recently amended, the Company granted certain stock options with terms of greater than five years. This was permitted under the terms of the Stock Option Plan before it was amended to, among other things, limit the term of stock options to five years.
The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the year ended December 31, 2010.
Value Vested or Earned During the Year Ended December 31, 2010

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
Name	vested during the year ($) (1)(3)	vested during the year ($) (2)(3)	during the year ($)
Charles A. Jeannes	341,271	1,590,883	2,034,600
Lindsay A. Hall	601,181	1,195,081	793,494
Steve P. Reid	601,181	1,195,081	839,273
Timo S. Jauristo	140,295	219,229	493,391
David L. Deisley	143,014	398,360	417,093

(1)	Calculated using the closing price of the Common Shares on the TSX on February 26, 2010 of C$39.82, on May 11, 2010 of C$38.40, on May 20, 2010 of C$43.66 and on June 16, 2010 of C$45.16, the dates on which stock options vested during the year ended December 31, 2010, and subtracting the exercise price of in-the-money stock options.

(2)	Calculated using the closing price of the Common Shares on the TSX on February 26, 2010 of C$39.82, on May 11, 2010 of C$38.40, and on May 20, 2010 of C$43.66, the dates on which the restricted periods of the RSUs expired during the year ended December 31, 2010.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.
The following table provides information regarding stock options exercised and sold by the Named Executive Officers during the year ended December 31, 2010.
Option Exercises During the Year Ended December 31, 2010

	Number of	Option	Value realized
Name	options exercised and sold	exercise price	($) (1)
Charles A. Jeannes	101,400	C$10.45	3,260,639
Lindsay A. Hall	Nil	N/A	N/A
Steve P. Reid	100,000	C$33.60	1,350,522
	50,000	C$33.60	700,504
	40,000	C$25.71	866,820
Timo S. Jauristo	Nil	N/A	N/A
David L. Deisley	10,000	C$24.46	221,559
	5,000	C$24.46	113,547

(1)	Calculated using the sale prices of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices. Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.

Pension Plan Benefits
In addition to the Group RRSP/401(k) programs, the Company sponsors the SERP, which is considered to be a defined contribution plan, for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company. The following table provides information regarding the pension benefits accumulated on behalf of each NEO under the SERP for the year ended December 31, 2010.

	Accumulated value			Accumulated value at
	at start of year	Compensatory	Non-compensatory	year end
Name	($) (1)	($) (1)(2)	($) (1)	($) (1)
Charles A. Jeannes	454,372	440,789	41,028	936,189
Lindsay A. Hall	373,741	230,346	29,769	633,856
Steve P. Reid	373,741	230,346	29,769	633,856
Timo S. Jauristo	11,803	71,439	2,871	86,113
David L. Deisley	55,421	67,908	5,430	128,759

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.

(2)	Employer contributions with respect to the year ended December 31, 2010, will be made by the Company during the year ending December 31, 2011.
The contributions made by the Company on behalf of the respective Named Executive Officers to the Group RRSP program during the year ended December 31, 2010 are disclosed under the column entitled “Pension value” in the Summary Compensation Table at page 35. These are personal accounts and related information is not available to the Company.
In 2007, the Compensation Committee reviewed and considered options from Mercer regarding the implementation of the SERP for executive officers of the Company. Supplemental executive retirement plans are designed to supplement RRSP arrangements because the Tax Act restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The Company feels that the Tax Act contribution restrictions (C$22,000 per year in 2010) can severely restrict the ability of an executive to save for retirement.
To recognize that retirement plans form an important part of an executive’s compensation package, following this review and consideration, the Compensation Committee approved the implementation of the SERP for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada, effective January 1, 2007.
Under the SERP, the Company will provide annual contributions of 15% of base salary and bonus to the President and Chief Executive Officer and the Executive Vice Presidents (Messrs. Jeannes, Hall, Reid, Jauristo and Deisley) minus the Company contributions to their respective RRSPs. The contributions under the SERP will be accumulated with interest based on bond returns and will be payable to the executives upon retirement, death or voluntary termination from the Company. Payment at retirement or voluntary termination is allowed only following the vesting period which requires the completion of five years of participation in the plan. The account balances under the SERP are funded through retirement compensation arrangements, which are trust vehicles subject to certain Tax Act provisions, held by Royal Trust Corporation.

During the years ended December 31, 2010 and 2009, the following fees were paid by the Company to Mercer for consulting services relating to the administration of the SERP:

		2010 Fees	2009 Fees
Advisor	Type of Work	($) (1)	($) (2)
Mercer	Advice relating to the administration of the SERP	31,014	12,333

(1)	Converted to United States dollars at the average exchange rate for 2010 of C$1.00 = US$0.9709.

(2)	Converted to United States dollars at the average exchange rate for 2009 of C$1.00 = US$0.8756.
Mercer provided guidance and input into the design of the SERP. The annual contribution of 15% of base salary and bonus to all eligible participants reflects the current aggregate contributions that would have been made to the Goldcorp RRSP if it were not subject to the Tax Act limitations. Mercer also provided information on Goldcorp’s comparator group which indicated that supplemental executive retirement plans were prevalent in these companies and that 15% was a competitive contribution amount for this level of executive.
The participants in the SERP are immediately vested after five years in the plan and there is no normal retirement age outlined in the plan. The executive has access to the funds after five years in the SERP in the event that they leave Goldcorp. The contribution to the SERP is based on a formula which takes into consideration the contribution that Goldcorp makes to the normal RRSP program. Goldcorp views the SERP as a key component in terms of retention.
The SERP was developed for those executives who work in Canada who are subject to the limitation imposed by the Tax Act on annual RRSP contributions in Canada. A number of organizations provide similar plans to their senior executives. The SERP is an effective retention tool in that it has a five year vesting period and it is seen by senior executives as a valuable benefit. This program is only available to residents of Canada at the Vice President level or above.
Termination and Change of Control Benefits
Charles A. Jeannes (President and Chief Executive Officer)
Mr. Jeannes entered into an employment agreement with the Company in connection with his appointment as President and Chief Executive Officer of the Company effective January 1, 2009, which was amended and restated as of August 1, 2010. Mr. Jeannes’ employment agreement provides for a severance payment of 36 months’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a change of control of the Company (a “Change of Control” as defined below) and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event (“Triggering Events” as defined below) occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 36 months from the date of such termination. Any outstanding RSUs and PSUs granted which have not vested at the time of termination shall vest on the date of termination. Any vested benefits earned under the SERP as of the date of termination shall remain subject to the terms of the SERP, including terms related to the acceleration of vesting upon termination, if applicable, and terms concerning the distribution of benefits. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.

Lindsay A. Hall (Executive Vice President and Chief Financial Officer)
Mr. Hall entered into an employment agreement with the Company in connection with his appointment as Executive Vice President and Chief Financial Officer of the Company effective December 1, 2006, which was amended and restated as of August 1, 2010. Mr. Hall’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Events occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 24 months from the date of such termination. Any outstanding RSUs and PSUs granted which have not vested at the time of termination shall vest on the date of termination. Vesting of any entitlement under the SERP shall be covered by the terms of the SERP as amended from time to time. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
Steve P. Reid (Executive Vice President and Chief Operating Officer)
Mr. Reid entered into an employment agreement with the Company in connection with his appointment as Executive Vice President and Chief Operating Officer of the Company effective December 1, 2006, which was amended and restated as of August 1, 2010. Mr. Reid’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 24 months from the date of such termination. Any outstanding RSUs and PSUs granted which have not vested at the time of termination shall vest on the date of termination. Vesting of any entitlement under the SERP shall be covered by the terms of the SERP as amended from time to time. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
Timo S. Jauristo (Executive Vice President, Corporate Development)
Mr. Jauristo entered into an employment agreement with the Company in connection with his appointment as Executive Vice President, Corporate Development of the Company effective July 8, 2010, which was amended and restated as of August 1, 2010. Mr. Jauristo’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 24 months from the date of such termination. Any outstanding RSUs and PSUs granted which have not vested at the time of termination shall vest on the date of termination. Vesting of any entitlement under the SERP shall be covered by the terms of the SERP as amended from time to time. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

David L. Deisley (Executive Vice President, Corporate Affairs and General Counsel)
Mr. Deisley entered into an employment agreement with the Company in connection with his appointment as Executive Vice President, Corporate Affairs and General Counsel of the Company effective July 8, 2010, which was amended and restated as of August 1, 2010. Mr. Deisley’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest on the date notice of termination is given and shall remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 24 months from the date of such termination. Any outstanding RSUs and PSUs granted which have not vested at the time of termination shall vest on the date of termination. Any vested benefits earned under the SERP as of the date of termination shall remain subject to the terms of the SERP, including terms related to the acceleration of vesting upon termination, if applicable, and terms concerning the distribution of benefits. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
“Change of Control”
A “Change of Control” is generally defined in the employment agreements as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.
“Triggering Event”
A “Triggering Event” includes (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company.
Estimated Incremental Payments on Change of Control, Termination Without Cause and Other Termination
Change of Control
The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley on a Change of Control (with termination of employment), assuming a Triggering Event occurred on December 31, 2010.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	Timo S. Jauristo	David L. Deisley
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	3,786,510	1,611,694	1,611,694	878,206	682,550
Severance Bonus Payment	6,103,800	1,586,988	1,678,545	986,781	834,186
Unvested Stock Options	1,809,563	1,194,984	1,194,984	509,917	822,741
Unvested RSUs	3,712,015	2,338,607	2,449,969	1,336,347	1,559,071
Unvested PSUs	1,594,320	717,444	797,160	569,400	569,400
Benefits (1)	86,070	16,898	18,575	18,855	18,408
SERP	936,189	633,856	633,856	86,113	128,759

TOTALS	18,028,467	8,100,471	8,384,783	4,385,619	4,615,115

(1)	This amount includes health and medical plan premiums.
Termination Without Cause
The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley on termination without cause, assuming a Triggering Event occurred on December 31, 2010.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	Timo S. Jauristo	David L. Deisley
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	3,786,510	1,611,694	1,611,694	878,206	682,550
Severance Bonus Payment	6,103,800	1,586,988	1,678,545	986,781	834,186
Unvested Stock Options	1,809,563	1,194,984	1,194,984	509,917	822,741
Unvested RSUs	3,712,015	2,338,607	2,449,969	1,336,347	1,559,071
Unvested PSUs	1,594,320	717,444	797,160	569,400	569,400
Benefits (1)	86,070	16,898	18,575	18,855	18,408

TOTALS	17,092,278	7,466,615	7,750,927	4,299,506	4,486,356

(1)	This amount includes health and medical plan premiums.
Other Termination
The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, Timo S. Jauristo and David L. Deisley on voluntary termination, termination with cause, retirement, termination upon death or termination upon disability if the NEO has not recovered within 24 months of the disability, assuming a Triggering Event occurred on December 31, 2010.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	Timo S. Jauristo	David L. Deisley
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death	Nil	Nil	Nil	Nil	Nil
Termination upon Disability(1)	Nil	Nil	Nil	Nil	Nil

TOTALS	Nil	Nil	Nil	Nil	Nil

(1)	If the NEO suffers a permanent disability, and continues to suffer from a permanent disability for greater than 24 months, the Company may, subject to applicable human rights legislation, terminate the NEO’s employment provided that the NEO receives the same amount as if the NEO was terminated without cause. A “permanent disability” is considered to be any physical or mental incapacity, disease or affliction which prevents the NEO from performing substantially all of his obligations as an executive officer and has existed for a period of 180 days in any period of 365 days.
In addition, in the event that Mr. Jeannes reaches a total of 15 years of service with the Company or any affiliate, predecessor or successor corporation or entity, including service as a member of the Board, and inclusive of time represented by any severance payments in the event of termination, Mr. Jeannes will be entitled to receive from the Company medical and dental health insurance coverage benefits equivalent to those benefits provided to U.S. employees of Goldcorp for the rest of his life. As of April 1, 2014, Mr. Jeannes will have 15 years of service with Goldcorp or any of its affiliates or predecessor corporations and be entitled to such benefits.
DIRECTOR COMPENSATION
Standard Compensation Arrangements
The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Company currently receives (i) an annual retainer fee of $100,000, paid $25,000 quarterly, (ii) 3,500 RSUs on an annual basis under the Restricted Share Plan, (iii) meeting fees of $1,500 per day for each Board or committee of the Board meeting attended, and (iv) reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings, including $1,500 per day of travel to a maximum of two days per Board or committee meeting attended. Directors who are employees of the Company (Charles A. Jeannes) receive no additional compensation for serving on the Board.
In lieu of the $100,000 annual retainer, the Chairman of the Board (Ian W. Telfer) receives an annual retainer fee of $728,175 (C$750,000), paid in monthly instalments, and the Vice-Chairman of the Board and Lead Director (Douglas M. Holtby) receives an annual retainer fee of $200,000, paid in quarterly instalments. The Chairman of the Board does not receive any additional meeting fees but receives 3,500 RSUs on an annual basis.
The Chair of the Audit Committee (currently, Beverley A. Briscoe) receives an additional retainer of $20,000 per year. The Chair of the Compensation Committee (currently, Lawrence I. Bell) receives an additional retainer of $15,000 per year. The Chair of the Governance and Nominating Committee (currently, Peter J. Dey) and the Chair of the Sustainability, Environment, Health and Safety Committee (currently, John P. Bell) receive an additional retainer of $10,000 per year.
During the year ended December 31, 2010, an aggregate of approximately $3.5 million was paid in cash and share-based awards to the Chairman of the Board, the Vice-Chairman of the Board and Lead Director and the non-executive directors. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.
The philosophy and benchmarking with respect to director compensation is the same as for executive compensation. As of January 1, 2009, the Board implemented a policy which requires each non-executive director of the Company to hold at least three times the amount of the annual cash retainer payable to each non-executive director of the Company. See “Director Share Ownership Requirements” on page 48.

Director Compensation Table
The following table provides information regarding compensation paid to the Company’s non-executive directors during the year ended December 31, 2010.

				Non-equity
	Fees	Share-based	Option-based	incentive	All other
	earned	awards	awards	plan compensation	compensation	Total
Name	($)	($) (1)	($)	($)	($)	($)
John P. Bell	154,250	152,005	Nil	Nil	Nil	306,255
Lawrence I. Bell	163,000	152,005	Nil	Nil	Nil	315,005
Beverley A. Briscoe	165,000	152,005	Nil	Nil	Nil	317,005
Peter J. Dey	164,000	152,005	Nil	Nil	Nil	316,005
Douglas M. Holtby	253,250	152,005	Nil	Nil	Nil	405,255
P. Randy Reifel	142,000	152,005	Nil	Nil	Nil	294,005
A. Dan Rovig	169,000	152,005	Nil	Nil	19,894 (2)	340,899
Ian W. Telfer	728,175	152,005	Nil	Nil	3,457 (2)	883,637
Kenneth F. Williamson	149,500	152,005	Nil	Nil	Nil	301,505

TOTALS:	2,088,175	1,368,045	Nil	Nil	23,351	3,479,571

(1)	These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by the deemed price of $43.43.

(2)	These amounts represent benefit premiums paid by the Company for Messrs. Rovig and Telfer.
The table below breaks down the directors’ fees earned for the year ended December 31, 2010. Directors are also reimbursed for any expenses incurred while attending Board or committee meetings, i.e. meals, accommodation, airfare, etc.

	Board	Committee	Aggregate	Aggregate	Aggregate
	Annual	Chair	Board	Committee	Mine Site	Aggregate	Total
	Retainer	Retainer	Attendance Fee(1)	Attendance Fee	Fee	Travel Fee	Fees
Name	($)	($)	($)	($)	($)	($)	($)
John P. Bell				18,000		10,500
(Chair of the Sustainability,			15,000	(based on 13 (2)	4,500	(based on 7
Environment, Health and			(based on 10 Board	committee	(based on 3	days of
Safety Committee)	100,000	6,250	meetings attended)	meetings attended)	mine visits)	travel)	154,250

				18,000		10,500
Lawrence I. Bell			15,000	(based on 13	4,500	(based on 7
(Chair of the Compensation			(based on 10 Board	committee	(based on 3	days of
Committee)	100,000	15,000	meetings attended)	meetings attended)	mine visits)	travel)	163,000

				15,000		10,500
			15,000	(based on 11	4,500	(based on 7
Beverley A. Briscoe			(based on 10 Board	committee	(based on 3	days of
(Chair of the Audit Committee)	100,000	20,000	meetings attended)	meetings attended)	mine visits)	travel)	165,000

				21,000		16,500
Peter J. Dey			15,000	(based on 14	1,500	(based on 11
(Chair of the Governance			(based on 10 Board	committee	(based on 1	days of
and Nominating Committee)	100,000	10,000	meetings attended)	meetings attended)	mine visits)	travel)	164,000

				19,500		10,500
Douglas M. Holtby			15,000	(based on 14	4,500	(based on 7
(Vice-Chairman and			(based on 10 Board	committee	(based on 3	days of
Lead Director)	200,000	3,750	meetings attended)	meetings attended)	mine visits)	travel)	253,250

				12,000		10,500
			15,000	(based on 9	4,500	(based on 7
			(based on 10 Board	committee	(based on 3	days of
P. Randy Reifel	100,000	—	meetings attended)	meetings attended)	mine visits)	travel)	142,000

				19,500		22,500
			15,000	(based on 14 (2)	4,500	(based on 15
			(based on 10 Board	committee	(based on 3	days of
A. Dan Rovig	100,000	7,500	meetings attended)	meetings attended)	mine visits)	travel)	169,000

				Mr. Telfer attended
			Mr. Telfer attended	4 committee
			all Board meetings	meetings but did
Ian W. Telfer			but did not receive	not receive
(Chairman of the			additional	additional
Board)	728,175	—	compensation.	compensation.	—	—	728,175

				16,500		16,500
			15,000	(based on 11 (2)	1,500	(based on 11
			(based on 10 Board	committee	(based on 1	days of
Kenneth F. Williamson	100,000	—	meetings attended)	meetings attended)	mine visit)	travel)	149,500

TOTALS	1,628,175	62,500	120,000	139,500	30,000	108,000	2,088,175

(1)	These Board attendance fees are based on 10 Board meetings held during the year ended December 31, 2010.

(2)	Includes committee meetings attended by invitation.

Other Compensation Arrangements
Mr. Telfer’s employment agreement for serving as the Company’s Chairman provides for a retiring allowance of $5,825,400 (C$6,000,000) if he leaves the Company for any reason. Any stock options held by Mr. Telfer will remain exercisable until the earlier of (i) the expiry date of such stock options, or (ii) the date which is 36 months from the date of his termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.
The Company pays benefit premiums on behalf of Messrs. Rovig and Telfer. The premiums paid during the year ended December 31, 2010 were $19,894 and $3,457, respectively.
Incentive Plan Awards
The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2010.
Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Market or
	Number of				Number of	payout value
	securities			Value of	shares or units	of share-based
	underlying	Option		unexercised	of shares that	awards that
	unexercised	exercise	Option	in-the-money	have not	have not
Name	options (#)	price	expiration date	options ($) (1)(2)	vested (#)	vested ($)
John P. Bell	Nil	N/A	N/A	N/A	Nil	N/A

Lawrence I. Bell	Nil	N/A	N/A	N/A	Nil	N/A

Beverley A. Briscoe	Nil	N/A	N/A	N/A	Nil	N/A

Peter J. Dey	Nil	N/A	N/A	N/A	Nil	N/A

Douglas M. Holtby	Nil	N/A	N/A	N/A	Nil	N/A

P. Randy Reifel	Nil	N/A	N/A	N/A	Nil	N/A

A. Dan Rovig	Nil	N/A	N/A	N/A	Nil	N/A

Ian W. Telfer	503,333	C$19.23	June 29, 2015	13,023,482
	300,000	C$30.95	June 28, 2016	4,348,661	Nil	N/A

Kenneth F. Williamson	8,450	C$18.82	February 27, 2011	222,003	Nil	N/A

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2010 of C$45.88 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.
The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the year ended December 31, 2010.

Value Vested or Earned During the Year Ended December 31, 2010

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value earned
Name	year ($)	year ($) (1)	during the year ($)
John P. Bell	Nil	152,005	Nil
Lawrence I. Bell	Nil	152,005	Nil
Beverley A. Briscoe	Nil	152,005	Nil
Peter J. Dey	Nil	152,005	Nil
Douglas M. Holtby	Nil	152,005	Nil
P. Randy Reifel	Nil	152,005	Nil
A. Dan Rovig	Nil	152,005	Nil
Ian W. Telfer	Nil	152,005	Nil
Kenneth F. Williamson	Nil	152,005	Nil

(1)	Based on the deemed price of $43.43 on the date of grant.
The following table provides information regarding stock options exercised and sold by the non-executive directors during the year ended December 31, 2010. The granting of stock options to non-executive directors was discontinued in 2005.
Option Exercises During the Year Ended December 31, 2010

	Number of	Option	Value realized
Name	options exercised and sold	exercise price	($) (1)
John P. Bell	Nil	N/A	N/A
Lawrence I. Bell	Nil	N/A	N/A
Beverley A. Briscoe	Nil	N/A	N/A
Peter J. Dey	Nil	N/A	N/A
Douglas M. Holtby	Nil	N/A	N/A
P. Randy Reifel	Nil	N/A	N/A
A. Dan Rovig	16,900	C$18.82	455,984
Ian W. Telfer	530,000	C$19.23	13,454,926
Kenneth F. Williamson	25,350	C$12.52	827,450 (2)

(1)	Calculated using the sale prices of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices. Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.

(2)	Only 25,000 Common Shares purchased were sold at the time of exercise.
Director Share Ownership Requirements
Effective January 1, 2009, the Board revised its policy regarding director share ownership such that each non-executive director of the Company must hold a minimum number of Common Shares representing at least three times the amount of the annual cash retainer payable to each non-executive director of the Company. This requirement is to be attained within three years of becoming a director of the Company and must be maintained throughout their tenure as a director. As of the date hereof, all of the directors have attained these director share ownership requirements. See the table below entitled “Non-Executive Director Share Ownership Requirements and Actual Share Ownership at December 31, 2010”.

The following table provides information regarding the year-over-year change in shareholdings for each non-executive director for the years ended December 31, 2010 and 2009.
Non-Executive Director Share Ownership Requirements
and Actual Share Ownership at December 31, 2010

				Amount at
				Risk (Total				Date at which
				Market	Amount at			Director
			Number of	Value of	Risk as a	Director		Shareholding
			Common	Common	Multiple	Shareholding	Shareholding	Requirements
	Director		Shares	Shares)	of Annual	Requirements	Requirements	Is/Was
Director	Since	Year	Held	($) (1)	Retainer (2)	($) (3)	Met	to Be Met
John P. Bell		2010	22,765	1,014,064	10.1	300,000	Yes
	February 2005	2009	22,765	824,231	8.2	300,000	Yes	February 2008
		Change	—	189,834	1.9	—
Lawrence I. Bell		2010	31,000	1,380,892	13.8	300,000	Yes
	February 2005	2009	27,500	995,667	10.0	300,000	Yes	February 2008
		Change	+3,500	385,225	3.9	—
Beverley A. Briscoe		2010	18,007	802,120	8.0	300,000	Yes
	April 2006	2009	14,507	525,241	5.3	300,000	Yes	April 2009
		Change	+3,500	276,878	2.8	—
Peter J. Dey		2010	21,666	965,110	9.7	300,000	Yes
	June 2006	2009	18,166	657,719	6.6	300,000	Yes	June 2009
		Change	+3,500	307,390	3.1	—
Douglas M. Holtby(4)		2010	43,500	1,937,703	9.7	600,000	Yes
	February 2005	2009	40,000	1,448,242	7.2	600,000	Yes	February 2008
		Change	+3,500	489,460	2.5	—
P. Randy Reifel(4)		2010	4,225,813	188,238,384	1,882.4	300,000	Yes
	November 2006	2009	4,188,513	151,649,553	1,516.5	300,000	Yes	November 2009
		Change	+37,300	3,658,831	365.9	—
A. Dan Rovig		2010	69,770	3,107,897	31.1	300,000	Yes
	November 2006	2009	66,270	2,399,376	24.0	300,000	Yes	November 2009
		Change	+3,500	708,522	7.1	—
Ian W. Telfer		2010	72,750	3,240,641	4.5	2,184,525	Yes
	February 2005	2009	69,250	2,507,270	3.8	1,970,100	Yes	February 2008
		Change	+3,500	733,371	0.6	+214,425
Kenneth F. Williamson		2010	29,560	1,316,747	13.2	300,000	Yes
	November 2006	2009	25,710	930,858	9.3	300,000	Yes	November 2009
		Change	+3,850	385,889	3.9	—

(1)	Calculated using the closing prices of the Common Shares on the TSX on December 31, 2010 and December 31, 2009 of C$45.88 and C$41.35, respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$0.9709 and C$1.00 = US$0.8756 for the years ended December 31, 2010 and 2009, respectively.

(2)	For a breakdown of the various components of the annual retainer see “Director Compensation Table” on page 45.

(3)	The minimum requirement is equal to three times his or her annual retainer and, therefore, will fluctuate yearly based on annual retainer changes.

(4)	Each of Messrs. Holtby and Reifel hold their Common Shares directly or indirectly.

Directors’ and Officers’ Insurance
Directors’ and Officers’ Liability Insurance
The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $100 million with a $500,000 deductible per indemnifiable claim. The cost of coverage for 2010 was approximately $1.2 million. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2010.
Directors’ and Officers’ Fiduciary Liability Insurance
The Company maintains a directors’ and officers’ fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against the Company and its directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. This policy has an annual limit of C$15 million with a C$100,000 deductible per indemnifiable claim. The cost of coverage for 2010 was approximately C$36,575. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2010.
Loans to Directors
As set out in the Board Guidelines (which are available on the Company’s website at www.goldcorp.com), the Company does not make personal loans or extensions of credit to its directors or executive officers. There are no loans outstanding from the Company to any of its directors or executive officers.
Retirement Policy for Directors
The Company does not have a retirement policy for its directors where directors have to retire at a certain age.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the year ended December 31, 2010. Such compensation plans include the Stock Option Plan, the Restricted Share Plan as well as two compensation plans inherited by the Company in connection with various acquisitions over the past several years. Options are no longer issuable pursuant to such inherited plans.
Equity Compensation Plan Information

	Number of securities to			Number of securities
	be issued upon exercise	Weighted-average price		remaining available for future
	of outstanding options,	of outstanding options,		issuance under equity
Plan Category	warrants and rights (1)	warrants and rights		compensation plans (2)
Equity compensation plans approved by securityholders	15,693,695 – options	C$38.20		6,791,689 – options
	478,333 – RSUs	($37.17	) (3)	2,726,109 – RSUs
Equity compensation plans not approved by securityholders	Nil	N/A		N/A
Total	16,172,028	C$38.20		9,517,798
		($37.17	) (3)

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding stock options and RSUs.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of stock options under the current Stock Option Plan of 32,500,000 and upon exercise of RSUs under the Restricted Share Plan of 4,190,276.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.9709.

Stock Option Plan
The Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 2, 2007 and May 20, 2008. A copy of the Stock Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.
Purpose
The Stock Option Plan is designed to advance the interests of the Company by encouraging employees and officers to have equity participation in the Company through the acquisition of Common Shares. The aggregate maximum number of Common Shares that may be reserved for issuance under the current Stock Option Plan is 32,500,000, representing approximately 4.1% of the issued and outstanding Common Shares as at December 31, 2010. As of March 28, 2011, options to purchase an aggregate of 20,544,140 Common Shares (net of cancelled options), representing approximately 2.6% of the issued and outstanding Common Shares, are outstanding under the Stock Option Plan and 10,942,801 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of March 28, 2011, this leaves options to purchase an aggregate of 1,013,059 Common Shares, representing approximately 0.1% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of 0.75%. Any stock options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any stock options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.
Eligibility
Under the Stock Option Plan, stock options may be granted to employees and officers of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company.
The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares which may be reserved for issuance to any one person under the Stock Option Plan shall be 5% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other security based compensation arrangements of the Company. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.
Exercise Price
The exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding options without shareholder approval. The exercise period for each stock option is not to be more than five years. Stock options are always granted subject to vesting requirements as determined by the Board at the time of grant.
Attributes
Stock options are not assignable and terminate: (i) within 30 days following the termination of an option holder’s employment, with or without cause, or the retirement of an option holder from the Company; and (ii) within a period of time up to 12 months following the death of an option holder, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an option holder’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit option holders to exercise their stock options prior to the original expiry date. No extensions of the term of any stock option or acceleration of the vesting schedules of any stock option was approved by the Board during the year ended December 31, 2010 or as of the date of this Management Information Circular.
Administration
Under the Stock Option Plan, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Stock Option Plan:
(a)	amending typographical, clerical and grammatical errors;

(b)	reflecting changes to applicable securities laws;

(c)	changing the termination provisions of an option or the Stock Option Plan which do not entail an extension beyond the original expiry date; and

(d)	ensuring that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.
The Stock Option Plan allows the expiry date of stock options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours of such blackout.
The Company has never re-priced any of the stock options it has granted under the Stock Option Plan.
The table below shows the percentage of stock options granted in 2010:

Maximum initial share reserve	32,500,000
Total issued and outstanding shares at March 28, 2011	798,683,783
Total shares that may be issued under outstanding options/total shares issued and outstanding	2.6%
2010 Burn rate
(The burn rate is the number of options issued in 2010 (5,972,030), expressed as a percentage of the 798,373,631 Common Shares that were issued and outstanding as at December 31, 2010.)	0.75%
Amendments
At the Meeting, shareholders will be asked to consider approving an amended and restated stock option plan, including an increase to the number of Common Shares reserved for issuance upon exercise of options granted thereunder. See “Amended and Restated Stock Option Plan” for further details.
Restricted Share Plan
The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was subsequently amended by shareholders of the Company on May 20, 2008. A copy of the Restricted Share Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.
Purpose
The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by the Board to employees, officers and directors of the Company as a discretionary payment in consideration of past services to the Company. An aggregate of 4,190,276 Common Shares have been reserved for issuance under the Restricted Share Plan, representing less than one percent of the issued and outstanding Common Shares. As of March 28, 2011, RSUs entitling holders to an aggregate of 911,666 Common Shares, representing less than one-tenth of one percent of the issued and outstanding Common Shares, are outstanding under the Restricted Share Plan and 1,002,501 Common Shares have been issued upon expiry of restricted periods attached to outstanding RSUs granted under the Restricted Share Plan. This leaves 2,276,108 Common Shares, representing less than one-tenth of one percent of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. This reflects a total dilution rate of less than one-tenth of one percent.
Eligibility
The current intention of the Company is to use the Restricted Share Plan for grants of RSUs to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 RSUs per director each year. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.
The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.
Each RSU entitles the holder to one Common Share at the end of a restricted period as determined by the Board (the “Restricted Period”).
Administration
Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Restricted Share Plan: (a) amending typographical, clerical and grammatical errors, (b) reflecting changes to applicable securities laws, and (c) ensuring that the RSUs granted under the Restricted Share Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.
Attributes
In the event of a participant’s retirement or termination during a Restricted Period, any RSUs automatically terminate, unless otherwise determined by the Board. In the event of the retirement or termination after the expiry of the Restricted Period, any RSUs will be immediately exercised without any further action by the participant and the Company will issue Common Shares and any dividends declared but unpaid to the participant. In the event of death or disability of a participant, such participant’s RSUs will be immediately exercised.
If a participant holds RSUs that are subject to a Restricted Period, the Board will have the discretion to pay the participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold RSUs that are no longer subject to a Restricted Period.
In the event of a change of control, all RSUs will be immediately exercised notwithstanding the Restricted Period.
The table below shows the percentage of RSUs granted in 2010:

Maximum initial share reserve	4,190,276
Total issued and outstanding shares at March 28, 2011	798,683,783
Total shares that may be issued under outstanding RSUs/total shares issued and outstanding	< 0.1%
2010 Burn rate
(The burn rate is the number of RSUs issued in 2010 (311,500), expressed as a percentage of the 798,373,631 Common Shares that were issued and outstanding as at December 31, 2010.)	< 0.1%

CORPORATE GOVERNANCE PRACTICES
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.
The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.
Board of Directors
Independence of the Board
Eight out of the ten members of the Board are independent within the meaning of the Governance Guidelines and the independence requirements of the NYSE. The independent directors meet as a group every time there is a scheduled Board meeting. During the year ended December 31, 2010, the independent directors met ten times. Each of John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson are independent. Charles A. Jeannes and Ian W. Telfer are not independent as they are considered to have a material relationship with the Company as Mr. Jeannes is the current President and Chief Executive Officer of the Company and Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment contract with the Company, see “Director Compensation - Other Compensation Arrangements” on page 47, pursuant to which he receives a higher retainer and retirement allowance for his continued services as Chairman of the Board of the Company.
To facilitate the ability of the Board to function independently of management, the following structures and processes are in place:
•	an independent Vice-Chairman and Lead Director has been elected;
•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any one director may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•	the independent directors of the Board hold in-camera meetings at the end of each Board meeting.
Chairman
The Chairman of the Board (Mr. Telfer) is not an independent director. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholders, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that the Company’s management strategies, plans and performance are appropriately presented to the Board. The Chairman of the Board also maintains communications with the Company’s Corporate Secretary on a regular basis.
Separation of the Roles of Chairman of the Board and Chief Executive Officer
For the last four years, the roles of the Chairman of the Board and Chief Executive Officer of the Company have been separate. In addition to being the primary liaison with the Chairman of the Board and the Board, the Chief Executive Officer’s role is to directly oversee the day-to-day operations of the Company, lead and manage the senior management of the Company and implement the strategic plans, risk management and policies of the Company. The Chairman of the Board and Chief Executive Officer work together to ensure that critical information flows to the full Board, that discussions and debate of key business issues are fostered and afforded adequate time and consideration, that consensus on important matters is reached and decisions, delegation of authority and actions are taken in such a manner as to enhance the Company’s business and functions. The Board currently believes that the separation of these two roles best serves the Company and its shareholders.
Independent Vice-Chairman and Lead Director
The Vice-Chairman of the Board and Lead Director (Mr. Holtby) is an independent director appointed by the full Board. The Vice-Chairman of the Board and Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings and reports the results of these meetings to the Chief Executive Officer and Chairman of the Board. The Vice-Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice-Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.
The Vice-Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing criteria for directors and identifying potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company; ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and reporting the results of such meetings to the Chairman of the Board and Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.
Meetings of the Board and Committees of the Board
The Board meets a minimum of five times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.
During the year ended December 31, 2010, the Board met ten times, the Audit Committee met four times, the Compensation Committee met four times, the Governance and Nominating Committee met four times and the Sustainability, Environment, Health and Safety Committee met five times. The following table provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2010. The table only shows attendance at committee meetings for which a director is a committee member, however, directors may attend, and be paid for, meetings of committees of which they are not a member.

Governance and	Sustainability,
Compensation	Nominating	Environment, Health
Board	Audit Committee	Committee	Committee	and Safety Committee
Director	(10 meetings)	(4 meetings)	(4 meetings)	(4 meetings)	(5 meetings)
Number	%	Number	%	Number	%	Number	%	Number	%
John P. Bell	10 out of 10	100	n/a	(1)	n/a	2 out of 2(2)	100	2 out of 2(3)	100	5 out of 5 (Chair)	100
Lawrence I. Bell	10 out of 10	100	4 out of 4	100	2 out of 2(4) (Chair)	100	2 out of 2(5)	100	2 out of 2(6)	100
Beverley A. Briscoe	10 out of 10	100	4 out of 4 (Chair)	100	n/a	n/a	2 out of 2(7)	100	5 out of 5	100
Peter J. Dey	10 out of 10	100	n/a	(8)	n/a	4 out of 4	100	4 out of 4 (Chair)	100	n/a	(9)	n/a
Douglas M. Holtby	10 out of 10	100	4 out of 4	100	n/a	(10)	n/a	4 out of 4	100	n/a	(11)	n/a
Charles A. Jeannes(12)	10 out of 10	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
P. Randy Reifel	10 out of 10	100	n/a	(13)	n/a	4 out of 4	100	n/a	n/a	5 out of 5	100
A. Dan Rovig	10 out of 10	100	2 out of 2(14)	100	4 out of 4	100	2 out of 2(15)	100	4 out of 4(16)	100
Ian W. Telfer(12)	10 out of 10 (Chair)	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Kenneth F. Williamson	10 out of 10	100	3 out of 4	75	2 out of 2(17)	100	2 out of 2(18)	100	n/a	(19)	n/a
Overall Attendance Rate	100%	95%	100%	100%	100%

(1)	Mr. John P. Bell attended four of these meetings by invitation and received compensation for such attendance.

(2)	Mr. John P. Bell was a member of the Compensation Committee until May 19, 2010 and attended all meetings of such committee while he was a member.

(3)	Mr. John P. Bell was only appointed to the Governance and Nominating Committee effective May 19, 2010 and attended all meetings of such committee following his appointment.

(4)	Mr. Lawrence I. Bell was only appointed to the Compensation Committee effective May 19, 2010 and attended all meetings of such committee following his appointment.

(5)	Mr. Lawrence I. Bell was a member of the Governance and Nominating Committee until May 19, 2010 and attended all meetings of such committee while he was a member.

(6)	Mr. Lawrence I. Bell was a member of the Sustainability, Environment, Health and Safety Committee until May 19, 2010 and attended all meetings of such committee while he was a member. In addition, after May 19, 2010, Mr. Lawrence I. Bell attended three of these committee meetings by invitation and received compensation for such attendance.

(7)	Ms. Briscoe was a member of the Governance and Nominating Committee until May 19, 2010 and attended all meetings of such committee while she was a member.

(8)	Mr. Dey attended four of these meetings by invitation and received compensation for such attendance.

(9)	Mr. Dey attended two of these meetings by invitation and received compensation for such attendance.

(10)	Mr. Holtby attended two of these meetings by invitation and received compensation for such attendance.

(11)	Mr. Holtby attended four of these meetings by invitation and received compensation for such attendance.

(12)	Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent directors under the Governance Guidelines and the NYSE rules. However, each participates in various committee meetings throughout the year but does not receive any additional compensation for such attendance. Each committee holds independent meetings without Messrs. Jeannes or Telfer present.

(13)	Mr. Reifel attended one of these meetings by invitation and received compensation for such attendance.

(14)	Mr. Rovig was a member of the Audit Committee until May 19, 2010 and attended all meetings of such committee while he was a member. In addition, after May 19, 2010, Mr. Rovig attended two of these meetings by invitation and received compensation for such attendance.

(15)	Mr. Rovig was a member of the Governance and Nominating Committee until May 19, 2010 and attended all meetings of such committee while he was a member.

(16)	Mr. Rovig was only appointed to the Sustainability, Environment, Health and Safety Committee meeting effective May 19, 2010 and attended all meetings of such committee following his appointment.

(17)	Mr. Williamson was a member of the Compensation Committee until May 19, 2010 and attended all meetings of such committee while he was a member. In addition, after May 19, 2010, Mr. Williamson attended one of these meetings by invitation and received compensation for such attendance.

(18)	Mr. Williamson was only appointed to the Governance and Nominating Committee effective May 19, 2010 and attended all meetings of such committee following his appointment.

(19)	Mr. Williamson attended three of these meetings by invitation and received compensation for such attendance.

Directors’ Attendance Policy
Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including fully reviewing all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman of the Board, the Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting. During the year ended December 31, 2010, all directors attended all Board meetings.
Directors who are resident in Canada and the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. The distinction in attendance policy between directors resident in Canada and the United States and those not resident in Canada and the United States allows the Board to attract candidates who can add substantial value to the Company but who may have significant travel burdens.
Independent Board/Committee Meetings
The Board’s policy is to hold independent director meetings at which non-independent directors and members of management do not attend at the end of each Board or committee of the Board meeting. The following table shows the number of independent director sessions held by the Board and each committee of the Board during the year ended December 31, 2010.

	Total number	Independent
Board/Committee	of meetings	meetings
Board	10	10
Audit Committee	4	4
Compensation Committee	4	4
Governance and Nominating Committee	4	4
Sustainability, Environment, Health and Safety Committee	5	5

Other Public Company Directorships/Committee Appointments
The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Mr. Jeannes does not serve on the board of any other public company. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
John P. Bell	Tahoe Resources Inc. (since 2010)	Health, Safety and Environmental Committee

	Taiga Building Products Ltd. (since 2003)	Audit Committee
Compensation Committee

Lawrence I. Bell	Capstone Mining Corp. (since 2008)	Audit Committee
Corporate Governance and
Compensation Committee

	International Forest Products Limited (since 1998)	Audit Committee
Corporate Governance Committee

	Matrix Asset Management Inc. (since 2010)	Chairman of the Board
Compensation and Corporate
Governance Committee

	Silver Wheaton Corp. (since 2006)	Corporate Governance Committee

Beverley A. Briscoe	Ritchie Bros. Auctioneers Incorporated (since 2004)	Audit Committee (Chair)
Nominating and Corporate
Governance Committee

Peter J. Dey	Coventree Inc. (since 2008)	Audit Committee

Douglas M. Holtby	Silver Wheaton Corp. (since 2006)	Chairman of the Board
Compensation Committee

Charles A. Jeannes	None	None

P. Randy Reifel	Chesapeake Gold Corp. (since 2002)	Audit Committee

	Gunpoint Exploration Ltd. (since 2010)	None

A. Dan Rovig	Tahoe Resources Inc. (since 2010)	Chairman of the Board

Ian W. Telfer	New Gold Inc. (since 2008)	Audit Committee
Compensation Committee
Governance and Nominating Committee

	Uranium One Inc. (since 2005)	Chairman of the Board
Compensation, Governance and
Nominating Committee

Kenneth F. Williamson	Quadra FNX Mining Ltd. (since 2004)	Compensation Committee
Corporate Governance and
Nominating Committee

	Tahoe Resources Inc. (since 2010)	Audit Committee
Compensation Committee

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
	Uranium One Inc. (since 2005)	Audit Committee
Compensation Committee
Interlocking Directorships
The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
Lawrence I. Bell	Silver Wheaton Corp.	Corporate Governance Committee

Douglas M. Holtby		Chairman of the Board
Compensation Committee

John P. Bell	Tahoe Resources Inc.	Health, Safety and Environmental Committee

A. Dan Rovig		Chairman of the Board

Kenneth F. Williamson		Audit Committee
Compensation Committee

Ian W. Telfer	Uranium One Inc.	Chairman of the Board
Compensation, Governance and
Nominating Committee

Kenneth F. Williamson		Audit Committee
Compensation Committee
The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee. No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive offices at the same time serve or served on that company’s compensation committee.

Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development or approval of, among other things, the following matters:
•	the strategic planning process of the Company;

•	an annual strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

•	annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

•	the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

•	material acquisitions and divestitures;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties;

•	a reporting system that accurately measures the Company’s performance against its business plan; and

•	the integrity of the Company’s internal control and management information systems.
The Board also has the responsibility of managing the risks to the Company’s business and must:
•	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

•	approve any plans to hedge gold sales; and

•	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.
Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the Executive Management.
A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this Management Information Circular.
Position Descriptions
Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice-Chairman of the Board and Lead Director, and the Chief Executive Officer of the Company. These position descriptions have been reviewed by the Governance and Nominating Committee and approved by the Board. The Board has not developed position descriptions for the Chair of any of the committees of the Board, but instead has adopted terms of reference for each committee of the Board, which delineates the responsibility of the Chair of the committee as well as the other members of the committee and sets out the obligations of the committees as a whole. The terms of reference are available on the Company’s website at www.goldcorp.com.
Orientation and Continuing Education
In accordance with the Company’s policies on education and orientation for new directors, the Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the Board’s deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.
The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the year ended December 31, 2010. The Board also holds an annual strategy session and all directors are provided with the opportunity to visit at least one of the Company’s operations each year.
Directors’ Continuing Education

Date	Description of Event	Attendees
Throughout 2010	Attended a number of ICD (Institute of Corporate Directors) conferences	Douglas M. Holtby

Throughout 2010	Deloitte presentations and seminars	Douglas M. Holtby

Throughout 2010	Visits to all mine and project sites	Charles A. Jeannes

March 22-23, 2010	Peňasquito Mine Opening Ceremony	John P. Bell
Lawrence I. Bell
Beverley A. Briscoe
Peter J. Dey
Douglas M. Holtby
Charles A. Jeannes
P. Randy Reifel
A. Dan Rovig
Ian W. Telfer
Kenneth F. Williamson

May 11-12, 2010	Corporate Governance Conference	Douglas M. Holtby

May 16-17, 2010	Geological Society of Nevada 2010 Symposium “Great Basin Evolution and Metallogeny”, Sparks, Nevada	A. Dan Rovig

September 28, 2010	Towers Watson Executive Briefing on Corporate Governance and Executive Compensation	Lawrence I. Bell

October 16-19, 2010	NACD Annual Conference – Washington DC	Beverley A. Briscoe

October 31, 2010 to	Attended Sustainability, Environment, Health and Safety	John P. Bell
November 3, 2010	Committee visit to the Wharf mine and the Marlin mine	Lawrence I. Bell Beverley A. Briscoe Douglas M. Holtby P. Randy Reifel A. Dan Rovig

Code of Conduct
In March 2010, the Board adopted a new Code of Conduct (the “Code”) for its directors, officers and employees. The Code replaces the Company’s former Code of Business Conduct and Ethics and Whistleblower policies. The Company adopted the Code to integrate the Whistleblower Policy and express reporting mechanism into the Code. The Code was also amended to make it more consistent with the Company’s current business practices and simpler to understand.
Enforcement
The Audit Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Regional Vice President, Director, Risk, Vice President, Regulatory Affairs or General Counsel. In addition, Goldcorp conducts regular and ad hoc audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com, on www.sec.gov or on the Company’s website at www.goldcorp.com. The Code is available in English, Spanish and French languages.
Guidelines
The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Director, Risk for employees and the Chairman of the Board and the Vice President, Regulatory Affairs for directors and officers, regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. The Company has a program where all employees are trained on ethical behaviour and the Company monitors and enforces policies on, among other things, money laundering, corruption and bribery.
In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.
The Code provides specific guidelines and policies for dealing with situations that may be encountered in the workforce, in order to promote an open and positive work environment. The Code details the Company’s policies on: employee relations, harassment and anti-discrimination; fraud or bribery; political activities and donations; and money laundering, among other things.
Reporting Violations or Seeking Advice
The Code allows its directors, officers and employees who feel that a violation of the Code has occurred, who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, or who would like advice regarding compliance with the Code to report such violation or concerns and to seek such advice on a confidential and anonymous basis by e-mail or telephone through Ethics Point Inc., an independent reporting agency used by the Company for this purpose. In addition, the Company maintains an internal code of ethics help service (ethics.help@goldcorp.com) that provides responses to inquiries via email.

Investigations
Once received, complaints are forwarded to the Chair of the Audit Committee, Vice President, Regulatory Affairs, Director, Risk and General Counsel or any one of them, who will decide who the most appropriate individual to manage the investigation is. Priority will be given to investigations into any matters relating to (i) a material misstatement or omission in Goldcorp’s public disclosure documents or publicly released financial statements or any other matter that could reasonably be expected to result in a restatement of Goldcorp’s publicly released financial statements; (ii) bribery of a government official or other alleged violation of anti-corruption laws; or (iii) known or suspected fraud or a series of events indicative of a deterioration into the overall internal control environment at a Goldcorp mine or project development site or office. When an investigator determines that the Code has been violated, the investigator may recommend that the Company take corrective and disciplinary action, as appropriate.
Nomination of Directors
The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.
The Governance and Nominating Committee’s responsibilities include periodically reviewing the terms of reference of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Conduct and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.
Majority Voting for Election of Directors
In March 2006, the Board adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors – Majority Voting for Directors” at page 71 in this Management Information Circular.
Compensation
The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports to the Board from the Compensation Committee on the Company’s overall compensation and benefits philosophies.
The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company and the Board and preparing and recommending to the Board annually a “Statement of Executive Compensation” to be included in the Company’s management information circular.

Advisors to the Committee
During the year ended December 31, 2010, the Compensation Committee retained Towers Watson to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers and retained Mercer to provide advice and guidance on all issues related to pension. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of the Independent Compensation Consultant” and “Statement of Executive Compensation – Compensation Discussion and Analysis – Retirement Benefits – Supplemental Executive Retirement Plan” above for further details regarding the engagement of Towers Watson by the Compensation Committee.
Committees of the Board
The Board has the following four standing committees:
•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.
All of the committees are comprised of independent directors as that term is defined under the Governance Guidelines and the independence standards of the NYSE and the committees are all independent of management and report directly to the Board. The Chief Executive Officer of the Company does not participate in making appointments to the committees of the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

			Governance and	Sustainability,
	Audit	Compensation	Nominating	Environment, Health
Name	Committee	Committee	Committee	and Safety Committee
Independent directors

John P. Bell			✓	Chair
Lawrence I. Bell	✓	Chair
Beverley A. Briscoe	Chair			✓
Peter J. Dey		✓	Chair
Douglas M. Holtby	✓		✓
P. Randy Reifel		✓		✓
A. Dan Rovig		✓		✓
Kenneth F. Williamson	✓		✓

Non-Independent directors

Charles A. Jeannes	Attended	Attended	Attended	Attended
Ian W. Telfer	Attended

Total meetings in 2010

Board: 10	4	4	4	5
The Board endeavours to rotate members and the Chair of each committee to allow for new ideas and experiences on each committee.

Audit Committee
The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:
•	oversee the integrity of the Company’s financial statements and review the financial reports, financial information and other relevant documents, provided by the Company to any governmental body or the public;

•	assist the Board in its oversight of the Company’s compliance with legal and regulatory requirements;

•	recommend the appointment of, and review and appraise the audit efforts of, the Company’s independent auditor, oversee the non-audit services provided by the independent auditor, oversee the independent auditor’s qualifications and independence and provide an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	assist the Board in its oversight of the performance of the Company’s internal audit function;

•	serve as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	prepare the Audit Committee report(s) as required by applicable regulators; and

•	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.
During the years ended December 31, 2010 and 2009, the following fees were paid by the Company to its independent registered chartered accountants:

	2010 Fees	2009 Fees
Type of Work	($)	($)
Audit fees	6,086,942	5,502,300
Audit-related fees	517,510	401,000
Tax fees	404,824	483,800
All other fees	5,146	—

Total	7,014,422	6,387,100
For further information regarding the Audit Committee, including disclosure on the rotation of auditors at Deloitte & Touche LLP who conduct the annual audit of the Company, see the Company’s annual information form (the “AIF”) dated March 31, 2011 under the heading “Audit Committee”, including a copy of the terms of reference for the Audit Committee which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com and www.sec.gov.
Compensation Committee
The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:
•	the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•	the Company’s President and Chief Executive Officer; and

•	the Executive Management.

The Compensation Committee is composed of not fewer than three directors, all of whom are independent and meets at least two times per year. The Committee reviews and recommends the compensation philosophy and guidelines for the Company, including reviewing the compensation philosophy and guidelines for Executive Management for recommendation to the Board for its consideration and approval, and reviewing policies and guidelines on compensation for all employees.
The Compensation Committee reviews the terms of reference for the President and Chief Executive Officer and recommends changes to the Board for approval; reviews corporate goals and objectives relevant to the President and Chief Executive Officer’s compensation and recommends the corporate goals and objectives to the Board for approval; leads the annual review and evaluation of the President and Chief Executive Officer’s performance and reports the results to the Board and, based on the results, recommends the President and Chief Executive Officer’s compensation to the Board for approval; and reviews any agreements between the Company and the President and Chief Executive Officer.
The Compensation Committee, in consultation with the President and Chief Executive Officer, reviews the President and Chief Executive Officer’s assessment of Executive Management and fixes the compensation of each member for recommendation to the Board. In addition, the Compensation Committee, in consultation with the President and Chief Executive Officer, reviews and makes recommendations to the Board for its approval on the following with respect to Executive Management: all matters concerning incentive awards, perquisites, remuneration matters; benefit plans; stock option or equity-based compensation plans; and agreements between the Company and Executive Management.
The Compensation Committee reviews the appointment or discharge of Executive Management, in consultation with the President and Chief Executive Officer; administers the Stock Option Plan and recommends to the Board the granting of stock options to Company employees; reviews and recommends matters relating to payment of benefits following a change of control; reviews and recommends to the Board for approval, any share ownership guidelines applicable to Executive Management; reviews and limits the number of boards on which individual members of Executive Management may participate; and annually reviews management’s assessment of compliance with laws.
The Compensation Committee reviews annually the Company’s succession plans for Executive Management and monitors the progress and development of executives in accordance with the succession plans and reviews annually the adequacy of the candidates to foster timely and effective continuity of the Executive Management. The Compensation Committee reports on this matter to the Board at least once a year.
The Compensation Committee reviews benefits provided by pension plans for Executive Management and employees; and periodically reviews the management organization structure and the President and Chief Executive Officer’s proposals for changes and reports significant changes and recommendations to the Board.
The complete terms of reference for the Compensation Committee are available on the Company’s website at www.goldcorp.com.

Governance and Nominating Committee
The purposes of the Governance and Nominating Committee are to:
•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.
This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition and proper succession that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.
The Governance and Nominating Committee does not set specific minimum qualifications for director positions. Instead, the Governance and Nominating Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the Governance and Nominating Committee considers an individual’s skills, diversity, independence from the Company, experience in areas that address the needs of the Board and ability to devote adequate time to Board duties and responsibilities. The Governance and Nominating Committee also seeks to achieve the appropriate balance of industry and business knowledge and experience, including, without limitation, expertise in the mining industry, expertise with respect to international regulatory and public policy issues, management and operations experience and transactional experience in light of the function and needs of the Board, as well as independence, financial expertise, public company experience, personal integrity, judgment and reputation. The Governance and Nominating Committee does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election. Whenever a new seat or a vacated seat on the Board is being filled, candidates that appear to best fit the needs of the Board and the Company are identified and unless such individuals are well known to the Board, they are interviewed and further evaluated with respect to this criteria by the Governance and Nominating Committee before they are presented to the Board for consideration.
Board Independence
With the assistance of the Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the nominees for election by the shareholders and has determined that eight out of the ten directors are independent (John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson). The other two directors Charles A. Jeannes and Ian W. Telfer) are considered non-independent as they are considered to have a material relationship with the Company as Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment agreement with the Company, see “Director Compensation — Other Compensation Arrangements” on page 47, pursuant to which he receives a higher retainer and retirement allowance for his continued services as Chairman of the Board of the Company and Mr. Jeannes is the President and Chief Executive Officer of the Company. The following table sets out the relationship of directors to the Company.

Independent Status of Directors

Name	Independent	Non-Independent	Reason for Non-Independent Status
John P. Bell	✓
Lawrence I. Bell	✓
Beverley A. Briscoe	✓
Peter J. Dey	✓
Douglas M. Holtby
Charles A. Jeannes		✓	Chief Executive Officer
P. Randy Reifel	✓
A. Dan Rovig	✓
Ian W. Telfer		✓	Former President and Chief Executive Officer of the Company and is party to an employment agreement with the Company
Kenneth F. Williamson	✓
Skills Matrix
The Governance and Nominating Committee also maintains a matrix of the skill sets of the current Board members, which is reviewed on an annual basis and updated regularly and used in the nomination process as a reference tool for the ongoing assessment of Board composition to ensure that diversity is considered as new Board members are being assessed.
The skills matrix includes factors such as:
•	years of service;

•	experience in the mining industry;

•	executive management and international experience;

•	expertise in corporate finance, audit and accounting, legal and corporate social responsibility; and

•	personal attributes and range of skills and experiences.
The complete terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.goldcorp.com.
Sustainability, Environment, Health and Safety Committee
The purposes of the Sustainability, Environment, Health and Safety Committee are to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety, corporate social responsibility and human rights matters. The Company follows the Global Reporting Initiatives standards for disclosing environmental performance and the Company is a member of, among other organizations, the International Council of Mining & Metals. Other organizations that the Company belongs to, or is a signatory to, can be found on the Company’s website at www.goldcorp.com. On December 20, 2010, the Company was listed on the Dow Jones Sustainable Index for North America.
In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:
•	reviewing the corporate and operational sustainability, environment, health and safety policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

•	working with management in the development of short and long term policies and standards to ensure the principles set out in the sustainability, environment, health and safety policies are being achieved;

•	oversee that the sustainability, environment, health and safety policies, procedures and practices are in place, operational and supported by sufficient resources;

•	receive and review periodic operational and compliance reports from management in relation to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those reports;

•	reviewing results of operational community, environment, health and safety audits and management’s activities to maintain appropriate internal and external environmental and safety audits;

•	ensuring the Company’s directors are knowledgeable about their duties and responsibilities related to the scope of the Sustainability, Environment, Health and Safety Committee;

•	review material incidents relating to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those incidents; and

•	promote and support improvements to the Company’s sustainability, environment, health and safety performance and record.
The complete terms of reference for the Sustainability, Environment, Health and Safety Committee are available on the Company’s website at www.goldcorp.com.
Environmental Policy
The Company has implemented an Environmental and Sustainability Policy which states that the Company and its subsidiaries are committed to the protection of life, health and the environment for present and future generations. Resources are employed to achieve shareholder profitability in all operations and to achieve the Company’s commitment to sustainable development. The needs and culture of the local communities are respected. All employees are responsible for incorporating into their planning and work the actions necessary to fulfill this commitment.
To meet these responsibilities, Goldcorp will provide its employees with the necessary resources to:
•	design, construct, operate and close the Company’s facilities to comply with applicable local regulations and laws and to meet international guidelines;

•	promote employee commitment and accountability to the environmental policy and enhance employees’ capabilities in the implementation through the use of integrated management systems;

•	promote the development and implementation of effective systems to minimize risks to health, safety and the environment;

•	be proactive in community development programs so the communities are not reliant on the mines for their future;

•	communicate openly with employees, local stakeholders and governments on the Company’s plans, programs and performance;

•	work cooperatively with government agencies, local communities, educational institutions and suppliers to achieve safe handling, use and disposal of all of the Company’s materials, resources and products; and

•	use the best technologies to continuously improve the safe, efficient use of resources, processes and materials.
Corporate Social Responsibility Policy
The Company has adopted a Corporate Social Responsibility Policy that provides guidelines for the Company to operate in a way that respects the safety and health of employees, protects the environment, respects the human rights of employees and the residents of the communities in which the Company operates, and contributes to the sustainable development of those communities. The Corporate Social Responsibility Policy is guided by international standards and best practices and is supported by strategic relationships and other policies. Through partnerships and consultation from the beginning of project development, the Company seeks to foster establishment and growth of engagement with stakeholders to generate prosperity that is sustainable beyond the operating life of the Company’s mines. The Corporate Social Responsibility Policy provides that the Company will meet such commitments through the development of meaningful and effective strategies for engaging with stakeholders, by establishing grievance mechanisms, and by partnering with non-governmental organizations and integrating socio-economic, environmental, occupational health and safety, human rights, and governance best practices into the Company’s business processes.
The Corporate Social Responsibility Policy is available on the Company’s website at www.goldcorp.com.
Human Rights Policy
The Company has adopted a Human Rights Policy that commits the Company to integrate human rights best practices into the Company’s business and decision-making processes. The Human Rights Policy mandates that the Company operate in a way that respects human rights of employees and the communities in which the Company operates. The Human Rights Policy is informed by international law and provides that the Company will seek to establish constructive dialogues and partnerships with a variety of stakeholders on human rights performance. The Company regularly reviews and assesses the effectiveness of and compliance with the Human Rights Policy, and all employees and contractors are trained on the Human Rights Policy. Information regarding assessments and performance will be made available to the public through annual Global Reporting Initiative reporting.
The Human Rights Policy is available on the Company’s website at www.goldcorp.com.
Board Assessments
The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis to evaluate the Board as a whole and to conduct an individual self-assessment. The questionnaire asks directors to evaluate the Board with respect to the following six qualities:
1.	The conduct of Board and committee meetings;

2.	The composition of the Board and its committees;

3.	The overall effectiveness of the Board and its committees;

4.	The Board’s role and effectiveness in:
-	helping to set the Company’s strategic direction,

-	ensuring custody of financial reporting and disclosure,

-	evaluating and compensating Executive Management, and

-	education, training and resources;
5.	The Board’s accomplishments during the current year and its goals for the coming year; and

6.	Director’s self-assessment.
Under each section the directors are encouraged to add their comments.
The questionnaires are prepared and sent by the Corporate Secretary of the Company and responses are summarized for the Chair of the Governance and Nominating Committee. After receiving the comments from the Board on the written survey, the Chairman of the Board holds formal discussions individually with each director about the results of the questionnaires and the operations of the Board, the performance of each director and the performance of the directors as a group. The Chairman of the Board then reports to the Chair of the Governance and Nominating Committee the results of his one on one interviews with the Board members in a report. The Chair of the Governance and Nominating Committee then presents a final report to the Board.
With respect to 2010, the overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. Improvements implemented in prior years are working well; improvements have been implemented as a result of these Board assessments, including an expansion of the Board’s skill sets and a continuous review of the quality of Board briefings.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the Company’s directors or executive officers, or former directors or executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2010, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No (a) director or executive officer of the Company who has held such position at any time since January 1, 2010; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than executive officers of the Company having an interest in the resolutions regarding the approval of the amended and restated stock option plan as such persons are eligible to participate in such plan.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Since January 1, 2010, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
ELECTION OF DIRECTORS
The Company’s Articles of Arrangement (the “Articles”) provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors. At the Meeting, the ten persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual meeting of the Company’s shareholders held on May 19, 2010.
Majority Voting for Directors. The Board has adopted a policy stipulating that if the votes in favour of the election of a director Nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board will act on the Governance and Nominating Committee’s recommendation within 90 days following certification of the shareholder vote. The Board’s decision to accept or reject the resignation offer will promptly be disclosed to the public by press release. The Nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following tables set forth the details with respect to each Nominee is based upon information furnished by the Nominee concerned and the principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

IAN W. TELFER Age: 65 British Columbia Canada Director since: February 2005 Non-Independent Areas of Expertise: Mergers and Acquisitions Finance Mining Industry Experience
Mr. Telfer was appointed Chairman of the Board of the Company effective November 15, 2006 and was appointed Chairman of the World Gold Council in December 2009. Prior thereto, he was President and Chief Executive Officer of the Company since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 25 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. Mr. Telfer’s wealth of management, leadership and business skills from his professional experience described above, combined with an in-depth institutional knowledge of the Company’s business resulting from his prior role as President and Chief Executive Officer and extensive experience in the mining industry, provide a direct benefit to both the functionality of the Board and to the Company’s shareholders.

Current Principal Occupation: Chairman of the Board of the Company

Board/Committee Membership at the Date Hereof:	Attendance:		Other Public Board Memberships:	Committees
Board (Chairman)	10 of 10	100%	New Gold Inc. (2008) Uranium One Inc. (2005)	Audit Committee Compensation Committee Governance and Nominating Committee Chairman of the Board Compensation, Governance and Nominating Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2010	72,750	803,333	$3,240,641	$2,184,525	Yes
2009	69,250	1,333,333	$2,507,270	$1,970,100	Yes
Value of Total Compensation Received:			Continuing Education

Year			Peñasquito Mine Opening Ceremony

2010	$883,637

2009	$765,390		(1) The granting of stock options to non-executive directors was discontinued in 2005.

DOUGLAS M. HOLTBY Age: 63 British Columbia Canada Director since: February 2005 Independent Areas of Expertise: Accounting Consulting and Private Equity
Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Company. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant. Mr. Holtby’s financial sophistication, accounting background, extensive investment and management experience, and business and strategic expertise significantly enhance the skill set of the Board and its committees.

Current Principal Occupation: Vice-Chairman of the Board and Lead Director of the Company, Chairman and Director of Silver Wheaton Corp.

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board (Vice-Chairman and Lead Director) Audit Committee Governance and Nominating Committee	10 of 10 4 of 4 4 of 4	100 100 100	% % %	Silver Wheaton Corp. (2006)	Chairman of the Board Compensation Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2010	43,500	Nil	$1,937,703	$600,000	Yes
2009	40,000	Nil	$1,448,242	$600,000	Yes
Value of Total Compensation Received:			Continuing Education

Year			Peñasquito Mine Opening Ceremony and Directors visit to the Wharf mine and the Marlin mine

2010	$405,255		Attended Institute of Corporate Directors conferences

2009	$343,055		Deloitte presentations and seminars

			Corporate Governance Conference

CHARLES A. JEANNES Age: 52 British Columbia Canada Director since: May 2009 Non-Independent Areas of Expertise: Mergers and Acquisitions Mining and Exploration Law
Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1982 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation. Mr. Jeannes brings significant institutional knowledge of the Company’s business to his role as a member of the Board and as the current President and Chief Executive Officer. His business, legal and transactional background as well as his extensive experience in the mining industry, provide a direct benefit to the Board and valuable insight into all aspect of the management of the Company.

Current Principal Occupation: President and Chief Executive Officer of the Company

Board/Committee Membership at the Date Hereof:	Attendance:		Other Public Board Memberships:	Committees
Board	10 of 10	100%	None	None

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$41.35 per Common Share as at December 31, 2010 and 2009, respectively):

				Total Market
				Value of
	Common			Common Shares	Minimum Shareholding
Year	Shares	RSUs	Options	and RSUs	Requirements	Meets Requirements
2010	280,310	83,332	756,320	$16,198,394	$5,048,680	Yes
2009	237,573	73,334	707,720	$11,256,717	$4,378,000	Yes
Value of Total Compensation Received:			Continuing Education

Year			Visit all mine and project sites during 2010

2010	$9,735,903		Peñasquito Mine Opening Ceremony

2009	$6,917,418

JOHN P. BELL Age: 72 British Columbia Canada Director since: February 2005 Independent Areas of Expertise: Environment, Safety and Sustainability Social, Economic and Foreign Policy
Mr. John Bell is a former Canadian Ambassador to the Ivory Coast and Brazil. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit board of directors. Mr. Bell is also an independent director of Tahoe Resources Inc. and Taiga Building Products Ltd. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia. Mr. Bell’s background as an ambassador and extensive experience with environmental and regulatory issues in Canada and throughout the world provide to management and the Board valuable insight into the international regulatory and policy developments affecting the Company’s business. Mr. Bell’s depth of knowledge in matters relating to the environment and public policy add to the Board’s breadth of experience and further enhance the Company’s ability to improve and build upon the Company’s environmental and corporate social responsibility policies and activities.

Current Principal Occupation: Independent Director

Board/Committee Membership at the Date Hereof:	Attendance:		Other Public Board Memberships:	Committees
Board Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee (Chair)	10 of 10 2 of 2 5 of 5	100% 100% 100%	Tahoe Resources Inc. (2010) Taiga Building Products Ltd. (2003)	Health, Safety and Environmental Committee Audit Committee Compensation Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$ 41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2010	22,765	Nil	$1,014,064	$300,000	Yes
2009	22,765	Nil	$824,231	$300,000	Yes
Value of Total Compensation Received:			Continuing Education
Year			Peñasquito Mine Opening Ceremony
2010	$306,255
2009	$249,555

LAWRENCE I. BELL Age: 73 British Columbia Canada Director since: February 2005 Independent Areas of Expertise: Accounting, Energy Environmental, Safety and Sustainability
Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited, Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University. The Board benefits from Mr. Bell’s extensive financial expertise, his public company experience, his public sector service and experience, and his knowledge of public policy issues.

Current Principal Occupation: Independent Director

Board/Committee Membership at the Date Hereof:	Attendance:	Other Public Board Memberships:	Committees
Board Audit Committee Compensation Committee (Chair)	10 of 10 4 of 4 2 of 2	100 100 100	% % %	Capstone Mining Corp. (2008) International Forest Products Limited (1998) Matrix Asset Management Inc. (2010) Silver Wheaton Corp. (2006)	Audit Committee
Corporate Governance and
Compensation Committee
Audit Committee
Corporate Governance Committee
Chairman of the Board
Compensation and
Corporate Governance Committee
Corporate Governance Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$ 41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2010	31,000	Nil	$1,380,892	$300,000	Yes
2009	27,500	Nil	$995,667	$300,000	Yes
Value of Total Compensation Received:			Continuing Education

Year			Peñasquito Mine Opening Ceremony

2010	$315,005		Directors visit to the Wharf mine and the Marlin mine

2009	$259,555		Towers Watson Executive Briefing on Corporate Governance and Executive Compensation

BEVERLEY A. BRISCOE Age: 56 British Columbia Canada Director since: April 2006 Independent Areas of Expertise: Accounting Finance
Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Incorporated. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia. Ms. Briscoe brings an important range of extensive and diverse financial, accounting and business experience to the Board. In addition, Ms. Briscoe’s experience managing financial and reporting matters benefit the Company with respect to the issues overseen by the Company’s Audit Committee. On March 2, 2011, Ms. Briscoe received the Lifetime Achievement Award at the 12th Annual Influential Women in Business Awards.

Current Principal Occupation: President of Briscoe Management Limited

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board Audit Committee (Chair) Sustainability, Environment, Health and Safety Committee	10 of 10 4 of 4 5 of 5	100 100 100	% % %	Ritchie Bros. Auctioneers Incorporated (2004)	Audit Committee (Chair) Nominating and Corporate Governance Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$ 41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2010	18,007	Nil	$802,120	$300,000	Yes
2009	14,507	Nil	$525,241	$300,000	Yes
Value of Total Compensation Received:			Continuing Education

Year			Peñasquito Mine Opening Ceremony

2010	$317,005		Directors visit to the Wharf mine and the Marlin mine

2009	$268,055		NACD Annual Conference – Washington DC

PETER J. DEY Age: 70 Ontario Canada Director since: June 2006 Independent Areas of Expertise: Financing Governance Mergers and Acquisitions
Mr. Dey is a well known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Coventree Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University. Mr. Dey’s intimate familiarity with all aspects of capital markets, financial transactions and domestic and international markets, provides value and informed perspective to management and the Board. His legal experience and work with the Toronto Stock Exchange and other forums also provides the Company with a significant and enhanced perspective on governance issues.

Current Principal Occupation: Chairman of Paradigm Capital Inc.

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board Compensation Committee Governance and Nominating Committee (Chair)	10 of 10 4 of 4 4 of 4	100 100 100	% % %	Coventree Inc. (2008)	Audit Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$ 41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2010	21,666	Nil	$965,110	$300,000	Yes
2009	18,166	Nil	$657,719	$300,000	Yes
Value of Total Compensation Received:			Continuing Education

Year			Peñasquito Mine Opening Ceremony

2010	$316,055

2009	$249,555

P. RANDY REIFEL Age: 58 British Columbia Canada Director since: November 2006 Independent Areas of Expertise: Mineral Exploration Mergers and Acquisitions
Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia. Mr. Reifel’s extensive experience in the mining industry, coupled with his background in precious metals exploration and project development, combine to provide valuable industry insight and perspective to both the Board and management.

Current Principal Occupation: President of Chesapeake Gold Corp.

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:
Board Compensation Committee Sustainability, Environment, Health and Safety Committee	10 of 10 4 of 4 5 of 5	100 100 100	% % %	Chesapeake Gold Corp. (2002) Gunpoint Exploration Ltd. (2010)	Audit Committee None

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2010	4,225,813	8,450	$188,238,384	$300,000	Yes
2009	4,188,513	33,800	$151,649,553	$300,000	Yes
Value of Total Compensation Received:			Continuing Education
Year			Peñasquito Mine Opening Ceremony
2010	$294,005		Directors visit to the Wharf mine and the Marlin mine
2009	$240,555		(1) The granting of stock options to non-executive directors was discontinued in 2005.

A. DAN ROVIG Age: 72 Nevada United States Director since: November 2006 Independent Areas of Expertise: Mining, Metallurgy and Exploration Governance
Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America, for five years. He holds a Bachelor of Science in Mining Engineering, a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology and a Doctor of Science (honoris causa) from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada. In 2008, Mr. Rovig was recognized as a Legion of Honor Member by the Society of Mining, Metallurgy and Exploration, in December 2001 he was elected to the American Mining Hall of Fame and in May 1995 he received the Gold Medallion Award at Montana Tech of the University of Montana. Mr. Rovig’s extensive experience and recognized standing in the mining industry, as well as his significant operations and management experience and in-depth technical knowledge of the Company’s mining operations, provides valuable insight and perspective to both the Board and management.

Current Principal Occupation: Independent Consultant

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:
Board Compensation Committee Sustainability, Environment, Health and Safety Committee	10 of 10 4 of 4 4 of 4	100 100 100	% % %	Tahoe Resources Inc. (2010)	Chairman of the Board

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2010	69,770	Nil	$3,107,897	$300,000	Yes
2009	66,270	16,900	$2,399,376	$300,000	Yes
Value of Total Compensation Received:			Continuing Education

Year			Peñasquito Mine Opening Ceremony Directors visit to the Wharf mine and the Marlin mine

2010	$340,899		Geological Society of Nevada 2010 Symposium “Great Basin Evolution and Metallogeny”

2009	$293,365		(1) The granting of stock options to non-executive directors was discontinued in 2005.

KENNETH F. WILLIAMSON Age: 63 Ontario Canada Director since: November 2006 Independent Areas of Expertise: Financing Mergers and Acquisitions
Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario. Mr. Williamson’s experience in the investment banking and natural resources industries, in both domestic and international markets, combined with his knowledge of commodities and securities markets, provides the Board with valuable insight and perspective on these issues. In addition, Mr. Williamson brings valuable financial expertise and understanding to the Board.

Current Principal Occupation: Independent Consultant

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:
Board Audit Committee Governance and Nominating Committee	10 of 10 3 of 4 3 of 3	100 75 100	% % %	Quadra FNX Mining Ltd. (2004) Tahoe Resources Inc. (2010) Uranium One Inc. (2005)	Compensation Committee Corporate Governance and Nominating Committee Audit Committee Compensation Committee Audit Committee Compensation Committee

Securities Held as at December 31, 2010 and 2009
(at a price of C$45.88 and C$41.35 per Common Share as at December 31, 2010 and 2009, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2010	29,560	8,450	$1,316,747	$300,000	Yes
2009	25,710	33,800	$930,858	$300,000	Yes
Value of Total Compensation Received:			Continuing Education
Year			Peñasquito Mine Opening Ceremony
2010	$301,505
2009	$251,055		(1) The granting of stock options to non-executive directors was discontinued in 2005.

Stock options have not been granted to the Company’s non-executive directors since 2005. Any stock options currently held by the directors as disclosed in the above tables were either granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued or were issued on conversion of options held to purchase common shares of Glamis.
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Ian W. Telfer who was Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001, and (b) John P. Bell, who was a director of a manufacturing company within one year of that company becoming bankrupt; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
APPOINTMENT OF AUDITORS
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on March 17, 2005.
AMENDED AND RESTATED STOCK OPTION PLAN
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Stock Option Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving an amended and restated stock option plan as attached as Schedule “B” to this Management Information Circular. All terms not otherwise defined in this section shall have the meaning ascribed thereto in the Stock Option Plan attached as Schedule “B”. All terms and conditions of the Stock Option Plan are described under “Stock Option Plan” on page 51, including information on outstanding stock options, other than as described below.
With a view to continuously striving to align itself with best practices and in response to specific comments received from certain members of the investment community, the Company is proposing to adopt an amended and restated stock option plan. The more substantive amendments being proposed are as follows:
(i)	increasing the number of Common Shares issuable under the Stock Option Plan by 14,000,000 to 46,500,000, representing 5.8% of Goldcorp’s issued and outstanding shares;

(ii)	removing the concept of retirement from the termination provisions as Goldcorp does not have a mandatory retirement policy;

(iii)	revising the change of control provision, to allow option holders whose options were not exercised or cancelled in connection with the change of control event to receive, upon exercise of their options, the same consideration as the shareholders received pursuant to the change of control event;

(iv)	revising the employee termination provisions to exclude termination by retirement in those provisions, as retirement is now considered the same as a resignation of an employee and to confirm that if a participant is terminated for cause, their outstanding options are immediately cancelled and cease to be exercisable;

(v)	adding a provision to outline that non-Canadian participants will receive stock options with a US dollar exercise price and the exchange rate used to determine such US dollar exercise price equivalent;

(vi)	allowing registered retirement income funds and tax-free savings accounts as permitted assigns; and

(vii)	revising the amendment provisions to be as follows:
Subject to Section 1.7(2) of the Stock Option Plan, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Stock Option Plan, or any Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:
(a)	to Section 2.3 of the Stock Option Plan relating to the exercise of options;

(b)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(c)	to the definitions set out in Section 1.1 of the Stock Option Plan other than as provided below;

(d)	to the change of control provisions provided for in Section 3.1 of the Stock Option Plan. For greater certainty, any change made to Section 3.1 of the Stock Option Plan shall not allow Participants to be treated any more favourably than other holders of Shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change of Control;

(e)	to Section 1.3 of the Stock Option Plan relating to the administration of the Stock Option Plan;

(f)	to the vesting provision of any outstanding Options as contemplated by the Stock Option Plan; and

(g)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.
Notwithstanding the provisions above, the Board shall not be permitted to amend:
(a)	Section 1.4(1) of the Stock Option Plan in order to increase the maximum number of Shares which may be issued under the Plan or Section 1.5 of the Stock Option Plan so as to increase the Insider participation limits;

(b)	Section 2.2 of the Stock Option Plan in any manner or this section so as to increase the ability of the Board to amend the Stock Option Plan without shareholder approval;

(c)	the definitions of “Eligible Person” and “Permitted Assign”;

(d)	Section 2.4 of the Stock Option Plan relating to the transferability of Options other than as permitted under the Stock Option Plan;

(e)	subject to Section 1.4(3) of the Stock Option Plan, the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re-issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option); or

(f)	the term of any Option issued under the Plan;

in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to Section 1.5 of the Stock Option Plan so as to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares excluding shares voted by Insiders who are Eligible Persons.
The Board has approved the amended and restated stock option plan, subject to shareholder and stock exchange approvals.
The Board and management recommend the adoption of the Stock Option Plan Resolution. To be effective, the Stock Option Plan Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Stock Option Plan Resolution.
The text of the Stock Option Plan Resolution to be submitted to shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:
1.	the amended and restated stock option plan, as attached as Schedule “B” to the Company’s Management Information Circular dated March 28, 2011, be and hereby is approved; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”
AMENDMENT TO THE COMPANY’S ARTICLES
The Articles currently provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors, and the Company is seeking shareholder approval to amend the Articles to increase the maximum number of directors from 10 to 12.
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution in the form set out below (the “Articles Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, amending the Articles.
The Board has approved the amendment to the Articles, subject to shareholder approval.
The Board and management recommend the adoption of the Articles Resolution. To be effective, the Articles Resolution must be approved by not less than two-thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such form of proxy, properly executed, for the Articles Resolution.
The text of the Articles Resolution to be submitted to shareholders at the Meeting is set forth below:
“BE IT RESOLVED THAT:
1.	the amendment to the Articles, in accordance with section 168 of the OBCA, increasing the maximum number of directors of the Company from 10 directors to 12 directors, be and hereby is approved;

2.	the directors of the Company may, pursuant to section 168(3) of the OBCA, revoke this special resolution before it is acted upon without further approval of the shareholders; and

3.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”
SHAREHOLDER PROPOSALS
Set out in Schedule “C” to this Management Information Circular is a shareholder proposal that has been submitted for consideration at the Meeting and the Board’s recommendation to vote against the shareholder proposal.
ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Manager, Corporate Communications of the Company by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents free of charge.
CONTACTING GOLDCORP’S BOARD OF DIRECTORS
Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Vice-Chairman and Lead Director
Goldcorp Inc.
3400 Park Place
666 Burrard Street
Vancouver, BC V6C 2X8

2.	calling:	1-866-696-3055 or (604) 696-3055

3.	emailing:	directors@goldcorp.com

DIRECTORS’ APPROVAL
The contents of this Management Information Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
“Ian Telfer”
Ian W. Telfer
Chairman of the Board

Vancouver, British Columbia
March 28, 2011

SCHEDULE “A”
GOLDCORP INC.
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS
I.	INTRODUCTION
A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

- A2 -

vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.
B.	Human Resources

The Board has the responsibility to:
i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:
a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.
x)	approve certain matters relating to all employees, including:
a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and
xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:
i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.
D.	Financial and Corporate Issues

The Board has the responsibility to:
i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.
E.	Business and Risk Management

The Board has the responsibility to:
i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

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iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
F.	Policies and Procedures

The Board has the responsibility to:
i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:
a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.
iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy, and regularly review the Company’s Environmental, Health and Safety Reports.
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:
i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:
a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing

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standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.
ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.
B.	Ontario law identifies the following as legal requirements for the Board:
i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:
a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose information vital to the business of the Company in the possession of a director;
ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “B”

GOLDCORP INC.
AMENDED AND RESTATED
2005 STOCK OPTION PLAN
ADOPTED May •, 2011

ARTICLE 1
GENERAL PROVISIONS
Section 1.1 Interpretation
(1)	For the purposes of the Plan, the following terms shall have the following meanings:

“Affiliate” means an affiliate of the Corporation within the meaning of Section 1.3 of National Instrument 45-106 — Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

“Associate” has the meaning set out in Section 2.22 of National Instrument 45-106 -Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

“Board” means the Board of Directors of the Corporation;

“Change of Control” means:
(i)	a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its Affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(ii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)	the sale, exchange or other disposition to a person other than an Affiliate of the Corporation of all or substantially all of the Corporation’s assets; or

(iv)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;
“Corporation” means Goldcorp Inc. and includes any successor thereto;

“Eligible Person” means, subject to all applicable laws, (A) in respect of any grant of Options by the Corporation any employee or officer of (i) the Corporation or (ii) any Affiliate (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and (B) in respect of any assignment of Options by a person in (A) above pursuant to Section 2.3(3), means any Permitted Assign of such person as the context requires;

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“Exchange” means the Toronto Stock Exchange, the New York Stock Exchange or such other stock exchange or quotation system on which the Shares are listed or quoted from time to time;
“Exchange Rate” means the Canadian/United States dollar noon spot rate published by the Bank of Canada on the date the Option is granted;

“Holding Entity” has the meaning set out in Section 2.22 of National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

“Incentive Stock Option” or “ISO” means an Option granted to a U.S. Participant that is intended to qualify as an “incentive stock option” within the meaning of section 422 of the IRS Code;

“Insider” means: (i) an insider as defined in the Securities Act (Ontario) other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

“IRS Code” means the United States Internal Revenue Code of 1986, as amended and the regulations and other guidance issued thereunder;

“Market Price” means the volume weighted average trading price of the Shares, calculated by dividing the total value of Shares by the total volume of Shares traded on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the day the Option is granted;

“Non-Qualified Stock Option” or “NQSO” means any Option granted to a U.S. Participant that is not an Incentive Stock Option;

“Option” means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

“Participant” means an Eligible Person to whom an Option has been granted;

“Permitted Assign” means, for an employee or officer, as applicable:
(i)	a Holding Entity of such employee or officer; or

(ii)	a RRSP, RRIF or TFSA of such employee or officer;
“Plan” means this Amended and Restated 2005 Stock Option Plan of the Corporation, as it may be amended from time to time;

“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

“Shares” means the common shares in the capital of the Corporation;

“Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in section 424(f) of the IRS Code;

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“10% Shareholder” means a U.S. Participant who, at the time an Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Corporation or any Subsidiary, taking into account the attribution rules under section 424(d) of the IRS Code;

“Termination Date” means the date on which a Participant ceases to be an Eligible Person. In the case of a notice of termination provided by the Corporation, such date shall be the date of termination set out in the notice regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant and, for all purposes of the Plan, a Participant’s employment shall conclusively be deemed to have been terminated on the date of termination set forth in the notice of termination (and for greater certainty shall not include any notice period required by any applicable statute or common law);

“TFSA” means a tax-free savings account as described in the Income Tax Act (Canada); and

“U.S. Participant” means a Participant that is subject to federal income tax in the United States of America pursuant to the IRS Code and any relevant tax convention.
(2)	In the Plan, words imparting the singular number only shall include the plural and vice versa and words imparting the masculine shall include the feminine.

(3)	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
Section 1.2 Purpose
The purpose of the Plan is to advance the interests of the Corporation by:
(a)	providing Eligible Persons with additional incentive;

(b)	encouraging equity ownership by such Eligible Persons;

(c)	increasing the proprietary interest of Eligible Persons in the success of the Corporation;

(d)	encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

(e)	attracting new employees and officers.
Section 1.3 Administration
(1)	The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board. If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the committee.

(2)	Subject to the limitations of the Plan, the Board shall have the authority to:
(a)	grant Options;

(b)	determine the terms, limitations, restrictions and conditions respecting such grants;

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(c)	interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable subject to required prior approval by any applicable regulatory authority and/or shareholders; and

(d)	make all other determinations and take all other actions in connection with the implementation and administration of the Plan.
(3)	The Board’s guidelines, rules, regulations, interpretations and determinations pursuant to or relating to the Plan shall be conclusive and binding upon the Corporation and all other persons, including without limitation all Participants. No member of the Board or any person acting pursuant to the authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith.
Section 1.4 Shares Reserved
(1)	The aggregate number of Shares available to be issued pursuant to the exercise of all Options granted under the Plan shall be increased by 14,000,000 Shares to 46,500,000 Shares. No fractional Shares shall be issued and the Board may determine the manner in which fractional share values shall be treated. Any Shares subject to an Option which has been granted under the Plan that have been cancelled or terminated in accordance with the Plan, without having been exercised, will again be available to be granted under the Plan.

(2)	The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other security based compensation arrangements of the Corporation.

(3)	If there is a change in or substitution of or exchange of the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, amalgamation, arrangement, consolidation, reorganization, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval (if required) of the relevant stock exchange(s), appropriate substitution or adjustment in:
(a)	the number or kind of Shares or other securities reserved for issuance pursuant to the Plan; and

(b)	the number or kind of Shares subject to unexercised Options granted and the option exercise price of such Shares; provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional Shares.
(4)	The Corporation shall at all times during the term of the Plan reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.
Section 1.5 Limits with respect to Insiders
(1)	The maximum number of Shares issuable to Insiders under the Plan and any other security based compensation arrangements of the Corporation shall be 10% of the Shares issued and outstanding at the time of the grant (on a non-diluted basis).

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(2)	The maximum number of Shares which may be issued to Insiders under the Plan and any other security based compensation arrangements of the Corporation within a 12 month period shall be 10% of the Shares, issued and outstanding at the time of the issuance (on a non-diluted basis).
Section 1.6 Non-Exclusivity
        Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.
Section 1.7 Amendment or Termination
(1)	Subject to Section 1.7(2) below, the Board may at any time, and from time to time, and without shareholder approval amend any provision of the Plan, or any Options granted hereunder, or terminate the Plan, subject to any applicable regulatory or stock exchange requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:
(a)	to Section 2.3 relating to the exercise of options;

(b)	deemed by the Board to be necessary or advisable because of any change in applicable securities laws or other laws;

(c)	to the definitions set out in Section 1.1 other than as provided in Section 1.7(2)(c);

(d)	to the change of control provisions provided for in Section 3.1. For greater certainty, any change made to Section 3.1 shall not allow Participants to be treated any more favourably than other holders of Shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change of Control;

(e)	to Section 1.3 relating to the administration of the Plan;

(f)	to the vesting provision of any outstanding Options as contemplated by the Plan; and

(g)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the Exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.
(2)	Notwithstanding Section 1.7(l), the Board shall not be permitted to amend:
(a)	Section 1.4(1) in order to increase the maximum number of Shares which may be issued under the Plan or Section 1.5 so as to increase the Insider participation limits;

(b)	Section 2.2 in any manner or this Section 1.7 so as to increase the ability of the Board to amend the Plan without shareholder approval;

(c)	the definitions of “Eligible Person” and “Permitted Assign”;

(d)	Section 2.4 relating to the transferability of Options other than as permitted under the Plan;

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(e)	subject to Section 1.4(3), the exercise price of any Option issued under the Plan where such amendment reduces the exercise price of such Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of re-issuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option); or

(f)	the term of any Option issued under the Plan;
in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to Section 1.5 so as to increase the Insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares excluding shares voted by Insiders who are Eligible Persons.

(3)	Any amendment or termination shall not materially and adversely alter the terms or conditions of any Option or materially and adversely impair any right of any Participant under any Option granted prior to the date of any such amendment or termination without the consent of such Participant.

(4)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules adopted by the Board and in force at such time, will continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or Options it would be entitled to make if the Plan were still in effect.
Section 1.8 Compliance with Legislation
        The Plan, the grant and exercise of Options hereunder and the Corporation’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of the Exchange and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Board may postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration of the Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Plan are exempt from such registration. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue Shares in violation of such laws, rules and regulations or any condition of such approvals. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed with the Exchange. The Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuances of such Shares in compliance with applicable laws and for the admission to listing of such Shares on the Exchange. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

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ARTICLE 2
OPTIONS
Section 2.1 Grants
(1)	Subject to the provisions of the Plan, the Board shall have the authority to determine the terms, limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant’s rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

(2)	The award of an Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent Option.

(3)	For greater certainty, the Board shall be permitted to grant Options only to an employee or officer of (i) the Corporation or (ii) any Affiliate (and includes any such person who is on a leave of absence authorized by the Board or the board of directors of any Affiliate), and shall not be permitted to grant Options directly to any Permitted Assign.

(4)	Options may be granted so that they qualify as ISOs under section 422(d) of the IRS Code in accordance with the requirements and limitations in Section 4.3 below.

(5)	Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant to whom such Option is granted. Subject to specific variations approved by the Board in respect of any Options, such variations not to be inconsistent with the provisions of the Plan, all terms and conditions set out in the Plan will be incorporated by reference into and form part of any Option granted under the Plan.
Section 2.2 Option Exercise Price
(1)	The Board will establish the exercise price of an Option at the time each Option is granted based on the terms set out under Section 2.2(2).

(2)	Subject to Section 4.3(d), the exercise price of an Option as established by the Board pursuant to Section 2.2(1) will not be less than the Market Price.

(3)	For participants that are not a resident of Canada for the purposes of the Income Tax Act (Canada) and any relevant tax convention, the exercise price of an Option shall be the amount established by the Board pursuant to Section 2.2(2) multiplied by the Exchange Rate.
Section 2.3 Exercise of Options
(1)	Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve. In the event that any Option expires during, or within 48 hours after a self-imposed blackout period on the trading of securities of the Corporation, such expiry will become the tenth day following the end of the blackout period. A minimum of 100 Shares must be purchased by a Participant upon exercise of Options at any one time, except where the

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remainder of Shares available for purchase pursuant to Options granted to such Participant totals less than 100.
(2)	The exercise price of each Option to purchase Shares shall be paid in full by certified cheque, or in another manner deemed acceptable to the Corporation, at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan and the related option agreement, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

(3)	Subject to the provisions of the Plan and the related option agreement, an Option may be exercised from time to time by delivery to the Corporate Secretary of the Corporation at its head office at Suite 3400 — 666 Burrard Street, Vancouver, British Columbia V6C 2X8 a completed and signed Notice of Exercise in the form attached to the agreement evidencing the grant of options, and accompanied by payment in full of the Option exercise price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Participant within a reasonable period of time following the receipt of such notice and payment but in any event not exceeding five business days.
Section 2.4 Transfer of Options
(1)	Subject to Section 2.4(2), Options shall be non-assignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant (subject to the limitation that Options may be not be exercised later than five years from their date of grant).

(2)	Notwithstanding Section 2.4(1), Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign (subject to the limitation that Options may not be exercised later than five years from their date of grant). Notwithstanding the foregoing, an ISO may not be transferred or assigned in any manner other than (i) by will or the laws of descent and distribution or (ii) pursuant to a qualified domestic relations order (as described in the IRS Code). An improper transfer of any Options will not create any rights in the purported transferee, will cause the immediate termination of the Options, and the Corporation will not issue any Shares upon the attempted exercise of improperly transferred Options.
Section 2.5 Termination or Death
(1)	Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than five years from their date of grant:
(a)	if a Participant ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date, or such longer period as determined by the Board. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not be exercised by the Participant unless the Board determines otherwise. For greater certainty,

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any such determination regarding the period for exercise or vesting of options made by the Board may be made at any time subsequent to the date of grant of Options, provided, however, that the Board may not extend the period for exercise beyond the expiry date of the Option. If a Participant ceases to be an Eligible Person because his relationship with the Corporation or an Affiliate is terminated by the Corporation or the Affiliate, as applicable, for cause, such Participant’s Options shall cease to be exercisable immediately upon the Termination Date.

(b)	if a Participant dies, the legal representative of the Participant may exercise the Participant’s Options within a period of the earlier of (i) the expiry date of such Option; and (ii) 12 months after the date of the Participant’s death, but only to the extent the Options were by their term exercisable on the date of death unless otherwise determined by the Board.

(c)	notwithstanding the foregoing, except in the case of a U.S. Participant’s death or disability (as defined in section 22(e)(3) of the IRS Code), an ISO that is exercised after the date that is three months following the U.S. Participant’s termination of employment with the Corporation and all Subsidiaries will be treated as an NQSO to the extent required under sections 422 and 424 of the IRS Code. In the case of a termination of employment due to a U.S. Participant’s disability (as defined in section 22(e)(3) of the IRS Code), an ISO that is exercised after the date that is 12 months following the U.S. Participant’s termination of employment shall be treated as an NQSO to the extent required under sections 422 and 424 of the IRS Code.
(2)	Any Participant to whom an Option is granted under the Plan who subsequently ceases to hold the position in which he or she received such Option shall continue to be eligible to hold such Option as a Participant as long as he or she otherwise falls within the definition of “Eligible Person” in any capacity.
ARTICLE 3
CHANGE OF CONTROL
Section 3.1 Change of Control
(1)	In the event of a proposed Change of Control (as determined by the Board), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Options to a date determined by the Board, such that all of a Participant’s Options will immediately vest at such time. In such event, all Options so vested will be exercisable, conditionally or otherwise, from such date until their respective expiry dates so as to permit the Participant to participate in such Change of Control. For greater certainty, upon a Change of Control, Participants shall not be treated any more favourably than holders of Shares with respect to the consideration that the Participants would be entitled to receive for their Shares.

(2)	If the Participant elects to exercise its Options following a Change of Control, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Shares which he was entitled upon such exercise, the kind and amount of shares and other securities, property or cash which such holder could have been entitled to receive as a result of such Change of Control, on the effective date thereof, had he been the registered holder of the number of Shares to which he was entitled to purchase upon exercise of such Options.

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Section 3.2 Right to Terminate Options on Sale of Corporation
        Notwithstanding any other provision of the Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or offer to acquire all of the outstanding Shares (collectively, the “Proposed Transaction”), the Corporation may give written notice to all Participants advising them that, within 30 days after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, and that upon the failure of a Participant to provide such notice within the 30-day period, all rights of the Participant will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within the 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of the 180-day period, or if earlier, the date the Proposed Transaction is terminated without completion. If a Participant gives notice that the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately prior to the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.
ARTICLE 4
MISCELLANEOUS PROVISIONS
Section 4.1 No Rights as Shareholder
        The holder of an Option shall not have any rights as a holder of Shares with respect to any of the Shares underlying an Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the exercise price in respect of which the Option is being exercised).
Section 4.2 No Rights to Continued Employment
        Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employment or engagement of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate his employment or engagement at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment or engagement of any Participant beyond the date on which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the date on which his relationship with the Corporation or any Affiliate would otherwise be terminated pursuant to the provisions of any employment, consulting or other contract for services with the Corporation or any Affiliate.
Section 4.3 Special Requirements for U.S. Participants
(a)	Notwithstanding any other provision of the Plan to the contrary, the aggregate number of Shares available for ISOs is 46,500,000, subject to adjustment pursuant to Section 1.4 of the Plan and subject to the provisions of sections 422 and 424 of the IRS Code.

(b)	Each option agreement shall specify whether the related Option is an ISO or a NQSO. If no such specification is made, the related Option will be a NQSO.

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(c)	An ISO shall be treated as a NQSO to the extent that the aggregate Market Price (determined as of the applicable grant date) with respect to which ISOs are exercisable by the U.S. Participant for the first time during any calendar year (pursuant to the Plan and all other plans of the Corporation and of any Affiliate for purposes of section 422 of the IRS Code) will exceed U.S.$100,000 or any other limitation subsequently set forth in section 422(d) of the IRS Code.

(d)	The exercise price per Share of an ISO granted to a 10% Shareholder will be not less than 110% of the Market Price on the applicable grant date.

(e)	An ISO may only be granted within the 10-year period beginning from the earlier of the date the Plan is adopted by the Board or the date the Plan is approved by shareholders of the Corporation.

(f)	If the Board determines to extend the exercise period of an ISO pursuant to its authority under Section 2.3 above or to make any other revision to the terms of an ISO, such Option shall thereafter be treated as a NQSO to the extent required under sections 422 and 424 of the IRS Code. Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an Option (whether an ISO or NQSO) granted to a U.S. Participant shall be made only if it does not create adverse tax consequences under section 409A of the IRS Code.
Section 4.4 Withholding Taxes
        The exercise of each Option granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such exercise, such exercise is not effective unless such withholding has been effected to the satisfaction of the Corporation. In such circumstances, the Corporation may require that a Participant pay to the Corporation, in addition to and in the same manner as the exercise price for the Shares, such amount as the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the Option or, alternatively, the Corporation shall have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Shares acquired upon exercise of any Option, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to a Participant by the Corporation, whether or not such amounts are payable under the Plan.
Section 4.5 Conformity with Existing Employment Agreements
        Notwithstanding any other provision of this Plan, to the extent that the provisions of this Plan conflict with the terms of any employment agreement between a Participant and the Corporation that is effective prior to the date of adoption of the Plan, the provisions of such employment contract shall control the rights of the Participant with respect to Options granted under this Plan.

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ARTICLE 5
ADOPTION
Section 5.1 Adoption
        The Plan was approved by the shareholders of the Corporation on May 15, 2005, as amended and approved by the shareholders of the Corporation on (a) May 2, 2007, (b) May 20, 2008, and (c) May •, 2011.

SCHEDULE “C”
SHAREHOLDER PROPOSAL
Goldcorp makes every effort to be responsive to concerns expressed by its shareholders by engaging in dialogues, participating in issuer/investor working groups and adopting policies or initiatives responsive to shareholder concerns when the Company concludes that doing so is in the best interests of all shareholders. In addition to the opportunities available during the Meeting, the Company encourages shareholders to communicate with management and the Board. Any shareholder wishing to communicate with management, the Board or an individual director should send a request to the Corporate Secretary as described on page 82 in this Management Information Circular.
Kathryn Anderson, RR#3, Tatamagouche, Nova Scotia B0K 1V0, owner of 10 Common Shares, and Brenda Cooper, 103 Highway 19, Port Hastings, Nova Scotia B9A 1J9, owner of 1 Common Share, have submitted the following proposal for consideration at the Meeting:
WHEREAS the international community has expressed its concern with the Marlin mine to the Government of Guatemala, including:
•	the 2010 recommendation of the Committee of Experts of the International Labour Organization (a body associated with the United Nations) that urged the Government of Guatemala to suspend mining operations at the Marlin mine

•	Precautionary Measures 260-07 issued by the Inter-American Commission on Human Rights (a body of the Organization of American States) that the Government of Guatemala suspend mining at the Marlin I project and implement effective measures to prevent environmental contamination, ensure access to a safe water supply and address related health and security issues
WHEREAS Goldcorp has committed in its own Human Rights Policy to “respect human rights” consistent with the United Nations Framework on Business and Human Rights, recognizing that corporations have the responsibility to respect human rights.
WHEREAS two audits, citing human rights violations and entrenched local opposition, have called for suspension of land acquisition and expansion of operations, including:
•	the May 2006 report of the World Bank’s Compliance Advisor Ombudsman that advised the mine to carefully assess the risks of continuing with mining activities and to declare a temporary voluntary suspension of activities in Sipakapa

•	Goldcorp’s own May 2010 Human Rights Assessment that called for a halt to “all land acquisition, exploration activities, mine expansion projects, or conversion of exploration to exploitation licenses, pending effective State involvement in consultation with local communities”
WHEREAS Goldcorp has not stopped land acquisition around the Marlin mine,
WHEREAS a failure to respect human rights at the Marlin mine has resulted in negative publicity both in Canada and abroad, including:
•	an investigative report from the BBC criticizing Goldcorp for violating the human rights of indigenous people and an article in The Guardian questioning Goldcorp for “poisoning people and livestock”

•	a one-hour W5 investigative report by CTV, called “Paradise Lost”, that showed community opposition to the Marlin mine and challenged Goldcorp’s land acquisition practices

•	fifteen articles since 2010 in Reuters, Bloomberg, Huffington Post, and New York Times linking Goldcorp with alleged ongoing human rights violations

•	more than a dozen articles in the Toronto Star, Globe and Mail, and National Post raising

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concerns about Goldcorp’s respect for human rights in countries of operation
WHEREAS the cumulative effect of ignoring the recommendations of internal audits and international institutions damages the credibility and business reputation of Goldcorp.
BE IT RESOLVED:
•	Pursuant to Goldcorp’s own Human Rights Assessment, the company halt all land acquisitions, exploration activities, mine expansion projects, or conversion of exploration to exploitation licenses, until it complies with international law;

•	the Board of Directors require that Goldcorp’s Human Rights Assessment be made easily available on Goldcorp’s main web site;

•	the Board of Directors announce its commitment to voluntarily implement recommendations of international human rights bodies;

•	the company suspend operations at the Marlin mine in accordance with the recommendations of the Inter-American Commission on Human Rights.
Management Comment
Management believes that adoption of the resolution proposed by Ms. Anderson and Ms. Cooper is not in the best interests of the Company or its shareholders and recommends that shareholders vote against the resolution.
The statements offered as the basis for the proposed resolution are inaccurate and incomplete. They and the articles and resolutions cited are premised on allegations that are unfounded and without merit. In compliance with the precautionary measures granted by the IACHR, the government of Guatemala initiated the administrative process for the suspension of activities at a mining operation established by Article 51 of the Guatemalan Mining Law. This administrative procedure has involved a thorough investigation of the Marlin Mine and all of the evidence compiled by the Government demonstrates that there has been no harm to human health or damage to the environment as a result of the operation of the Marlin Mine.
In an official response filed with the IACHR in March 2011, the Comisión Presidencial Coordinadora de la Política del Ejecutivo en Materia de Derechos Humanos (COPREDEH) reported that:
•	monitoring and studies conducted since 2005 have concluded that, scientifically and technically, the water sources for the 18 communities are not contaminated

•	water quality samples have been tested in internationally certified laboratories and the results obtained by the government, as well as those presented by diverse international and national entities, conclude there is no contaminated water, and that the quantity of minerals and metals present in the water are within the internationally approved standards

•	there is no substantiated fact that proves any harm to the health of the petitioners

•	there is no contamination, no lack of water adequate for human consumption, no existing danger to the life or physical integrity of the population and definitely no possibility of irreparable harm.
In conclusion, there is no basis to support the call to suspend operation of the Marlin Mine on the grounds asserted by Ms. Anderson and Ms. Cooper or the IACHR.
In March 2008, Goldcorp agreed with a group of its socially responsible investors to undertake a human rights impact assessment. The Memorandum of Understanding recognized that the assessment would focus on the Company’s operations in Guatemala, but also stated that the assessment “will inform company policies, procedures and performance in other regions of operation.” The report of the independent consultant was published in May 2010 and Goldcorp has published two reports regarding the implementation of the assessment’s recommendations. All of this information is available to the Company’s shareholders and the public on the Company’s website at http://www.goldcorp.com/operations/marlin/hria/. In October 2010, the Company adopted a Corporate

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Social Responsibility Policy and a Human Rights Policy, both of which are available to the public on the Company’s website at http://www.goldcorp.com/corporate_responsibility/.
Moreover, significant developments have occurred in Guatemala recently that illustrate that the Company is contributing to the advancement of human rights in Guatemala. First, the government of Guatemala has established a multi-stakeholder roundtable (Mesa de Diálogo) that is comprised of representatives of the national government, local communities, and Montana Exploradora, our Guatemalan operating company. The Mesa de Diálogo meets monthly and has adopted a two-tiered agenda to address short-term issues such as the petition pending before the IACHR as well as longer-term issues related to the development of the Municipalities of San Miguel Ixtahuacán and Sipacapa. Second, Guatemala joined the Extractive Industries Transparency Initiative; an effort that Goldcorp and Montana Exploradora are supporting by participating in a multi-stakeholder implementation committee organized by the government. Third, on February 24, 2011, Guatemala’s Minister of Labour published a proposed regulation for implementing Convention 169, the Convention concerning Indigenous and Tribal Peoples in Independent Countries. These are important advances in human rights that will benefit all Guatemalans.
Goldcorp strives to continuously improve its performance in all aspects of its business, and believes that many positive results have been achieved, particularly with respect to the Company’s respect for human rights. Goldcorp will continue to seek constructive dialogue and partnerships with a variety of stakeholders to ensure that our operations contribute to the sustainable prosperity of all of our stakeholders.
For all of the reasons outlined above, the Board recommends that you vote AGAINST this proposal.

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